Exhibit 99.1

Deutsche Bank

Interim Report as of June 30, 2012

Deutsche Bank

The Group at a glance

	Six months ended
	Jun 30, 2012	Jun 30, 2011

Share price at period end	€ 28.50	€ 40.75

Share price high	€ 39.51	€ 48.70

Share price low	€ 26.17	€ 38.60

Basic earnings per share	€ 2.18	€ 3.47

Diluted earnings per share	€ 2.12	€ 3.35

Average shares outstanding, in m., basic	931	938

Average shares outstanding, in m., diluted	958	974

Return on average shareholders’ equity (post-tax)	7.4%	13.1%

Pre-tax return on average shareholders’ equity	10.2%	18.7%

Pre-tax return on average active equity	10.2%	18.9%

Book value per basic share outstanding[1]	€ 59.81	€ 53.96

Cost/income ratio[2]	79.3%	70.4%

Compensation ratio[3]	40.9%	40.2%

Noncompensation ratio[4]	38.3%	30.2%

	in € m.	in € m.

Total net revenues	17,214	19,014

Provision for credit losses	733	837

Total noninterest expenses	13,643	13,378

Income before income taxes	2,838	4,799

Net income	2,063	3,363

	Jun 30, 2012	Dec 31, 2011
	in € bn.	in € bn.
Total assets	2,241	2,164

Shareholders’ equity	55.7	53.4

Core Tier 1 capital ratio[5]	10.2%	9.5%

Tier 1 capital ratio[5]	13.6%	12.9%

	Number	Number

Branches	3,064	3,078
thereof in Germany	2,036	2,039

Employees (full-time equivalent)	100,654	100,996
thereof in Germany	47,240	47,323

The reconciliation of average active equity and related ratios is provided on page 79 of this report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Management Report	2
Interim Report as of June 30, 2012	Operating and Financial Review

Management Report

Operating and Financial Review

Economic Environment

Global economic growth has slowed again in the second quarter of 2012 and is approximately back to the growth levels seen in the fourth quarter 2011. Results of the purchasing manager surveys reflect this development, as their assessment grew increasingly pessimistic over the course of the second quarter and in June reached the lowest level in three years. This is partly attributable to the waning effects of monetary policy measures and increased uncertainty regarding developments in the European sovereign debt crisis. The tense situation in the eurozone is reflected in risk premiums on Spanish and Italian government bonds, which rose in the first quarter and were in the second quarter at levels similar to those at the end of 2011.

Nevertheless, there continues to be marked differences in growth across the regions of the world. While economic output in the eurozone stagnated in the first quarter of 2012, it has declined in the second quarter. After a strong first quarter, German GDP was likely close to stagnant while in France economic output fell. The southern economies of the EU in recession have contracted again noticeably due to the consolidation of public and private finances and the high level of uncertainty in these countries. Economic output in the U.S. is likely to have grown at an annualized rate of approximately 2 % and at roughly the same pace as in the first quarter. However, the U.S. purchasing managers’ assessment deteriorated significantly in June and the labor market recovery remained stagnant. Although the pace of growth in the emerging markets and developing countries is still high, it is likely to have also slowed primarily as a result of the falling demand for emerging markets goods from the U.S. and Europe.

The banking sector environment in Europe deteriorated in the second quarter of 2012 following a good start to the year, due to a return of worries about the European economy and the sovereign debt crisis. The liquidity support measures of the European Central Bank (ECB) only had a temporary positive effect on European banks’ funding situation, while the performance of almost all operating businesses may have been weaker both year-over-year and quarter-over-quarter. Loan losses are rising particularly in the southern European countries which have fallen back into recession. In the eurozone as a whole, lending volumes may have contracted (despite continuing expansion in the more robust economies such as Germany). Similarly to the second half of 2011, bank funding in capital markets largely dried up in the second quarter of 2012, although in the short run this did not pose a serious problem for most banks which have made abundant use of ECB liquidity.

The recovery of the U.S. banking industry continued in the past few months. Loan volumes in corporate and retail banking may have risen moderately, and loan losses may have declined further. In addition, the negative impact of the European debt crisis on U.S. banks has so far been limited; sometimes U.S. banks have been able to take advantage of their competitors’ weakness to reinforce their own position in the domestic market by pursuing (add-on) acquisitions.

At the same time and following a similar rise in the first three months of the year, European banks have probably been able to strengthen capital levels again in the second quarter, mostly by retaining earnings and reducing risk-weighted assets. According to the European Banking Authority, the vast majority of institutions that had participated in the capital exercise have met the target Core Tier 1 capital ratio of 9 % by June 30, 2012. In more critical cases particularly in Spain and Cyprus, discussions are continuing about government support which seems likely to be necessary.

Deutsche Bank	Management Report	3
Interim Report as of June 30, 2012	Operating and Financial Review

Investment banking operations in general suffered again from investors’ elevated risk aversion in the second quarter; issuance volumes in particular, but often also trading activity, were below the levels of a year ago. In asset and wealth management, banks especially in those countries of the eurozone with the soundest finances recorded further capital inflows; overall, however, lower market valuations had a negative impact on fee and commission revenues.

Consolidated Results of Operations

The global economic environment during the second quarter 2012 deteriorated again and conditions became even more challenging than in the previous quarter as ongoing worries about economic performance and the sovereign debt crisis continued. This led to an industry wide decline in volumes across many products. In this environment we continued our prudent approach to risk taking and capital management without jeopardizing our client facing activities. In this context all businesses delivered solid results.

2012 to 2011 Three Months Comparison

The Group’s net revenues in the second quarter 2012 were € 8.0 billion compared to € 8.5 billion in the second quarter 2011, a decrease of 6%, however benefiting from foreign exchange rate movements. Revenues in Corporate Banking and Securities (CB&S) were € 3.5 billion, down € 451 million, or 11%, versus € 4.0 billion in the second quarter 2011. The decline in revenues was primarily driven by Sales & Trading (debt and other products) due to deliberately lower levels of risk incurred to correspond with subdued trading flow volumes, and by Origination (equity) as a consequence of the current market conditions as well as strong IPO activity in the prior year’s quarter. Private & Business Clients (PBC) revenues were € 2.4 billion in the current quarter, down € 138 million, or 5%, versus € 2.6 billion in the second quarter 2011. The majority of the decrease was attributable to lower revenues in Postbank which reflect the non-recurrence of positive effects recorded in the second quarter 2011 and an ongoing low interest rate environment. These effects were partly compensated by impairments on Greek government bonds booked in the second quarter 2011. Generally lower market levels and increased market volatility led to decreased Advisory/brokerage revenues as retail clients continue to show a reluctance to invest. Asset and Wealth Management (AWM) revenues declined by € 85 million, or 9%, to € 891 million, impacted by significant positive effects from the realignment of Sal. Oppenheim in 2011 as well as low asset flows resulting from negative market impacts. Slightly offsetting the revenue decline, Global Transaction Banking (GTB) revenues increased to € 972 million, up € 87 million or 10 % from the second quarter 2011 reflecting continued strong business momentum despite the low interest rate environment.

Provision for credit losses was € 419 million in the quarter, a decrease of 10%, from € 464 million in the second quarter 2011. This decrease was mainly attributable to lower provisions recorded at Postbank and was slightly offset by higher provisions for credit losses recorded in GTB and CB&S.

Noninterest expenses were € 6.6 billion in the quarter, up € 345 million compared to the second quarter 2011. Compensation related costs as well as general and administrative expenses were negatively impacted by foreign exchange rate movements. Compensation related costs were almost unchanged versus the prior year’s quarter. Lower performance-related compensation was offset by higher severance payments, an increased deferred compensation from prior years and higher salaries. The increase of general and administrative expenses of € 399 million included effects from foreign exchange rate movements as well as higher litigation related expenses and operational losses, IT costs and professional service fees.

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Interim Report as of June 30, 2012	Operating and Financial Review

Income before income taxes was € 960 million in the second quarter 2012 versus € 1.8 billion in the second quarter 2011. The decrease of € 818 million, or 46%, reflects the aforementioned revenue declines in a more difficult market environment as well as increased general and administrative expenses.

Net income for the second quarter was € 661 million compared to € 1.2 billion in the second quarter 2011. Income tax expense was € 299 million in the second quarter versus € 545 million in the respective 2011 comparison period. The effective tax rate was unchanged at 31%. Diluted earnings per share were € 0.68, versus € 1.24 in the second quarter 2011.

2012 to 2011 Six Months Comparison

Net revenues in the first six months of 2012 were € 17.2 billion compared to € 19.0 billion in the first six months of 2011, however benefiting from foreign exchange rate movements. Revenues in CB&S were € 8.7 billion, down € 1.1 billion, or 11%, versus € 9.8 billion in the 2011 comparison period. This is mainly a result of lower revenues from Sales and Trading (debt and other products) due to a less favourable macroeconomic environment, continued risk discipline and lower client activity. Revenues in Private & Business Clients (PBC) were € 4.9 billion in the first half of 2012, down € 709 million, or 13%, compared to € 5.6 billion in the first half of 2011. This decrease was primarily driven by lower revenues in Postbank which reflect the aforementioned effects, a € 263 million positive impact in the first quarter 2011 related to our stake in Hua Xia Bank, partly offset by lower impairments on Greek government bonds. Revenues in AWM declined € 204 million, or 10%, to € 1.8 billion, versus € 2.0 billion in the 2011 comparison period, mainly due to the aforementioned positive effects from the realignment of Sal. Oppenheim in 2011 as well as low retail client investment activity and the impact of decreased market levels on asset flows. In contrast, revenues in GTB improved by € 201 million, or 12%, to € 1.9 billion, reflecting strong results despite the low interest rate environment.

Provision for credit losses was € 733 million in the first six months 2012, a favourable development of € 104 million, or 12%, from € 837 million in the first half of 2011. This includes € 156 million lower provisions recorded at Postbank, partly offset by higher provisions in CIB.

Noninterest expenses were € 13.6 billion in the first six months 2012, an increase of € 265 million, or 2%, compared to the first six months of 2011. Compensation related costs as well as general and administrative expenses were negatively impacted by foreign exchange rate movements. Compensation related costs decreased by € 595 million versus the first half of 2011 mainly as a result of lower performance related compensation, based on lower operating results, and a reduced deferred compensation charge for employees eligible for career retirement. General and administrative expenses increased by € 846 million, mainly due to the reasons mentioned in the three months comparison.

Income before income taxes was € 2.8 billion in the first six months of 2012, a decline of € 2.0 billion, or 41%, versus € 4.8 billion in the first half of 2011, mainly driven by the aforementioned decreases in revenues.

Net income in the first six months of 2012 was € 2.1 billion, compared to € 3.4 billion in the 2011 comparison period. The effective tax rate in the first six months of 2012 was 27 % versus 30 % in the first half of 2011. Diluted earnings per share were € 2.12, versus € 3.35 in the first half of 2011.

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Interim Report as of June 30, 2012	Operating and Financial Review

Segment Results of Operations

Corporate & Investment Bank Group Division (CIB)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues	4,499	4,863	(7)	10,685	11,559	(8)

Provision for credit losses	159	127	25	277	160	73

Noninterest expenses	3,670	3,455	6	7,675	7,546	2

Noncontrolling interests	3	5	(36)	9	16	(41)

Income before income taxes	666	1,275	(48)	2,724	3,836	(29)

Corporate Banking & Securities Corporate Division (CB&S)
	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues:

Sales & Trading (debt and other products)	2,177	2,348	(7)	5,567	6,039	(8)

Sales & Trading (equity)	546	555	(2)	1,272	1,499	(15)

Origination (debt)	284	318	(11)	662	696	(5)

Origination (equity)	89	244	(64)	227	425	(46)

Advisory	136	152	(10)	258	311	(17)

Loan products	303	284	6	606	737	(18)

Other products	(8)	75	N/M	154	114	35

Total net revenues	3,526	3,977	(11)	8,746	9,820	(11)

Provision for credit losses	112	96	16	196	108	82

Noninterest expenses	3,054	2,907	5	6,466	6,440	0

Noncontrolling interests	3	5	(36)	9	16	(41)

Income before income taxes	357	969	(63)	2,074	3,257	(36)

N/M – Not meaningful

2012 to 2011 Three Months Comparison

Current quarter performance was impacted by the continued uncertain macroeconomic environment, leading to reduced client activity across the industry and a decline in volumes across many products. During the quarter Deutsche Bank was named Best Global Investment Bank and Best Global Risk Management House by Euromoney at its annual awards for the second time in three years.

Sales & Trading (debt and other products) net revenues were € 2.2 billion in the second quarter 2012, a decrease of € 172 million, or 7%, compared to the second quarter 2011. Revenues in Credit were in line with the prior year quarter, helped by a good performance in both flow and client solutions. Revenues in Money Markets and Emerging Markets were in line with the prior year quarter. Revenues in Rates were higher than the prior year quarter driven by improved performance in Europe. Foreign Exchange revenues were lower than the prior year quarter due to the impact of competitive pricing pressures, albeit on record quarterly volumes. Deutsche Bank was ranked number one in the Euromoney Annual Foreign Exchange poll, for the eighth year in a row. Revenues in Commodities and RMBS were significantly lower than the prior year quarter, driven by lower client activity. Deutsche Bank was named Best Global Commodities House by Euromoney, and was ranked number one in Risk magazine’s annual Institutional Investor Rankings, up from number three in the prior year. In July Deutsche Bank was ranked number one in U.S. Fixed Income (source Greenwich Associates).

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Interim Report as of June 30, 2012	Operating and Financial Review

Sales & Trading (equity) generated net revenues of € 546 million in the second quarter 2012, in line with the second quarter 2011, reflecting continued difficult market conditions, particularly in Europe. Despite weak market activity, Equity Trading revenues were significantly higher than the prior year quarter, driven by improved inventory management. Equity Derivatives revenues were lower than the prior year quarter driven by reduced client flows in challenging market conditions. Prime Finance revenues were broadly in line with the prior year quarter. Deutsche Bank’s Prime Finance business was named Best Global Prime Broker by Euromoney.

Origination and Advisory generated revenues of € 509 million in the second quarter 2012, a decrease of € 205 million, or 29%, compared to the second quarter 2011, reflecting lower industry-wide activity. Advisory revenues of € 136 million were down 10 % on the prior year quarter, reflecting the slower industry wide M&A environment. Debt Origination revenues of € 284 million decreased by 11%, driven by lower leveraged loans and high yield issuance, compared to a very strong prior year quarter. Equity Origination revenues of € 89 million were significantly down on the prior year quarter reflecting current market conditions and strong IPO activity in the prior year quarter.

Loan products revenues were € 303 million in the second quarter 2012, an increase of € 19 million on the prior year quarter.

Net revenues from other products were negative € 8 million in the second quarter 2012, a decrease of € 83 million from the prior year quarter, driven by mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

In provision for credit losses CB&S recorded a net charge of € 112 million in the second quarter 2012 compared to a net charge of € 96 million in the prior year quarter.

Noninterest expenses were € 3.1 billion in the second quarter 2012, an increase of € 147 million, or 5%, compared to the second quarter 2011. This was primarily driven by adverse foreign exchange rate movements, and higher litigation and operational related expenses, partly offset by lower compensation expenses driven by lower operating performance, and the aforementioned effects from Abbey Life.

Income before income taxes was € 357 million in the second quarter 2012, compared to € 969 million in the prior year quarter.

2012 to 2011 Six Months Comparison

Sales & Trading (debt and other products) net revenues were € 5.6 billion in the first six months of 2012, a decrease of € 472 million, or 8%, compared to the first six months of 2011. Many businesses were adversely affected by the continued uncertain macroeconomic environment and lower market activity. Revenues in Credit and Commodities were lower, and in RMBS were significantly lower, than the prior year period, reflecting the macro environment’s impact on client activity, pricing, and risk appetite. These declines were partly offset by revenues in Money Markets and Rates which were higher than the prior year period. Revenues in Foreign Exchange and Emerging Markets were in line with the prior year period.

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Interim Report as of June 30, 2012	Operating and Financial Review

Sales & Trading (equity) generated net revenues of € 1.3 billion in the first six months of 2012, a decrease of € 227 million, or 15%, compared to the first six months of 2011. The decrease reflects lower revenues in Equity Trading and Equity Derivatives as a result of industry-wide weak client activity, as well as the non recurrence of a gain on the sale of our stake in the Russian Stock Exchange, RTS, in the prior year period. Revenues in Prime Finance were broadly in line with the prior year period.

Origination and Advisory generated revenues of € 1.1 billion in the first six months of 2012, a decrease of € 285 million, or 20%, compared to the first six months of 2011. Deutsche Bank was ranked number five globally, by share of Corporate Finance fees, and number one in Europe. In Advisory, revenues were € 258 million, down by € 53 million, or 17%, on the prior year period, and we were ranked five globally and number two in Europe. Debt Origination revenues were € 662 million, in line with the prior year period. In Investment Grade, Deutsche Bank was ranked number three in both All International Bonds and All Bonds in Euros (Thomson Reuters). Equity Origination revenues of € 227 million decreased significantly by 46%, reflecting an industry-wide decrease in IPO activity. Deutsche Bank was ranked number six globally for Equity Origination, and was ranked number three in Europe (all ranks from Dealogic unless otherwise stated).

Loan products revenues were € 606 million in the first six months of 2012, a decrease of € 131 million, or 18%, from the first six months of 2011, due to a combination of reduced balances, markdowns, and the net effect of movements in credit spreads.

Net revenues from other products were € 154 million in the first six months of 2012, an increase of € 40 million from the first six months of 2011, driven by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

In provision for credit losses CB&S recorded a net charge of € 196 million in the first six months of 2012 compared to a net charge of € 108 million in the prior year period. The increase was due to higher provisions required for our IAS 39 reclassified portfolio.

Noninterest Expenses were € 6.5 billion in the first six months of 2012, in line with the prior year period. This was primarily driven by adverse foreign exchange rate movements, and higher litigation and operational related expenses, offset by lower compensation expenses due to lower operating performance and lower deferred compensation expenses relating to employees eligible for career retirement.

Income before income taxes was € 2.1 billion in the first six months of 2012, compared to € 3.3 billion in the prior year period.

Global Transaction Banking Corporate Division (GTB)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues	972	886	10	1,939	1,739	12

Provision for credit losses	47	31	54	81	52	54

Noninterest expenses	616	549	12	1,209	1,107	9

Noncontrolling interests	–	–	N/M	–	–	N/M

Income before income taxes	309	306	1	649	580	12

 N/M – Not meaningful

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Interim Report as of June 30, 2012	Operating and Financial Review

2012 to 2011 Three Months Comparison

GTB’s net revenues were € 972 million in the second quarter 2012, an increase of € 87 million, or 10%, compared to the second quarter 2011. The increase was driven by strong fee and interest income reflecting growing client volumes and balances in a continuously low interest rate environment. While interest rates in U.S. remained at historically low levels, interest rates in Europe decreased further. In Trade Finance, revenues increased as a result of ongoing growth in financing products, especially in Asia and Europe, as well as a good performance in structured export financing. Trust & Securities Services revenues grew based on higher balances and increased fee income, especially in the Corporate Trust and Alternative Funds business in the U.S. and U.K. Cash Management continued to benefit from the ‘flight-to-quality’ trend, resulting in higher deposit volumes.

In provision for credit losses, GTB recorded a net charge of € 47 million in the second quarter 2012, compared to € 31 million in the prior year quarter. The charges in both periods mainly related to the commercial banking activities acquired in the Netherlands in 2010.

Noninterest expenses of € 616 million in the second quarter 2012 were up € 67 million, or 12%, compared to the second quarter 2011. This increase was driven by expenses reflecting the growth in business activity, for example insurance related costs, as well as performance related compensation and integration costs.

Income before income taxes was € 309 million for the quarter, a slight increase of € 3 million, or 1%, compared to the prior year quarter.

2012 to 2011 Six Months Comparison

GTB’s net revenues were € 1.9 billion in the first six months 2012, an increase of € 201 million, or 12%, compared to the first six months 2011. This development was driven by higher revenues across all major product lines. Trade Finance benefited from strong demand in financing products, especially in Asia and Europe. In Trust & Securities Services, interest income increased driven by higher balances, while higher fee income reflected good momentum in the Corporate Trust and Alternative Funds business, especially in the U.S. and U.K. Cash Management benefited from the continued ‘flight-to-quality’ trend resulting in higher deposit volumes and from active liquidity management.

In provision for credit losses, GTB recorded a net charge of € 81 million in the first six months of 2012, compared to € 52 million in the first half of 2011. The charges in both periods mainly related to the commercial banking activities acquired in the Netherlands in 2010. The other GTB businesses recorded a net release of provisions in the first six months in both periods.

Noninterest expenses of € 1.2 billion in the first six months of 2012 were up € 103 million, or 9%, compared to the prior year period. This increase was driven by expenses reflecting the growth in business activity as well as performance related compensation and integration costs.

Income before income taxes was € 649 million in the first six months of 2012, an increase of € 69 million, or 12%, compared to the first six months of 2011.

Deutsche Bank	Management Report	9
Interim Report as of June 30, 2012	Operating and Financial Review

Private Clients and Asset Management Group Division (PCAM)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues	3,316	3,539	(6)	6,700	7,613	(12)

Provision for credit losses	257	333	(23)	451	671	(33)

Noninterest expenses	2,614	2,473	6	5,218	5,152	1

Noncontrolling interests	12	49	(76)	42	127	(67)

Income before income taxes	433	684	(37)	988	1,662	(41)

Asset and Wealth Management Corporate Division (AWM)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues:

Discretionary portfolio management/fund management (AM)	400	441	(9)	784	857	(9)
Discretionary portfolio management/fund management (PWM)	104	103	1	206	213	(4)

Total discretionary portfolio management/fund management	504	544	(7)	990	1,070	(8)

Advisory/brokerage (PWM)	204	209	(2)	403	439	(8)

Credit products (PWM)	101	96	6	203	190	7

Deposits and payment services (PWM)	57	38	52	125	73	71

Other products (AM)	(4)	11	N/M	(8)	37	N/M
Other products (PWM)	28	78	(64)	62	169	(63)

Total other products	24	90	(73)	54	206	(74)

Total net revenues	891	976	(9)	1,774	1,978	(10)

Provision for credit losses	14	13	3	14	32	(56)

Noninterest expenses	843	737	14	1,582	1,528	4

Noncontrolling interests	(1)	(1)	(15)	0	0	31

Income before income taxes	35	227	(85)	177	417	(57)

Breakdown of AWM by business

Asset Management:

Net revenues	396	453	(13)	775	894	(13)

Provision for credit losses	0	0	(62)	0	0	(83)

Noninterest expenses	366	328	12	692	694	(0)

Income before income taxes	30	124	(76)	84	199	(58)

Private Wealth Management:

Net revenues	495	523	(5)	998	1,084	(8)

Provision for credit losses	14	13	4	14	32	(56)

Noninterest expenses	477	408	17	891	835	7

Income before income taxes	5	102	(95)	93	218	(57)

N/M – Not meaningful

2012 to 2011 Three Months Comparison

AWM reported net revenues of € 891 million in the second quarter 2012, a decrease of € 85 million, or 9%, compared to the same period in 2011. The majority of this decrease was attributable to revenues from other products, which declined by € 65 million (from € 90 million to € 24 million), or 73%, compared to the same period last year. Of this decline € 50 million, or 64%, was attributable to Private Wealth Management (PWM) due to significant positive effects in 2011 from the realignment of Sal. Oppenheim. The remaining decline in

Deutsche Bank	Management Report	10
Interim Report as of June 30, 2012	Operating and Financial Review

revenues from other products of € 15 million was attributable to Asset Management (AM) and was primarily due to a gain on sale of a RREEF Infrastructure investment recorded in the second quarter 2011. Discretionary portfolio management/fund management revenues in AWM decreased by € 40 million, or 7%, mainly in AM, driven by negative market impacts resulting in lower asset flows and lower performance fees. Revenues from advisory/brokerage were essentially unchanged compared to the same period last year. PWM’s revenues from credit products increased by € 6 million, or 6%, compared to the second quarter 2011, mainly due to higher lending volume in Asia/Pacific and Americas. Revenues from deposits and payment services increased by € 20 million, or 52%, compared to the same period in 2011, mainly due to the launch of various product initiatives targeting stable funding.

Provision for credit losses of € 14 million were virtually unchanged compared to the same period last year.

Noninterest expenses in the second quarter 2012 were € 843 million, an increase of € 106 million, or 14%, compared to the second quarter 2011. In PWM, noninterest expenses increased by € 68 million, mainly related to non-operational significant items attributable to business taxes and legal expenses recorded in the second quarter of 2012. In AM, noninterest expenses increased by € 38 million, mainly reflecting costs incurred from the strategic review announced in 2011.

In the second quarter 2012, AWM recorded an income before income taxes of € 35 million compared to € 227 million in the second quarter last year. Income before income taxes declined by € 97 million in PWM and by € 94 million in AM.

In the second quarter of 2012, invested assets in AWM increased by € 11 billion to € 831 billion. In PWM, invested assets were € 284 billion, an increase of € 6 billion compared to March 31, 2012. The increase included € 6 billion net inflows mainly in Germany, Asia/Pacific and Sal. Oppenheim as well as € 4 billion positive effects due to foreign currency movements, partly offset by decreases of € 5 billion from market depreciation. Invested assets in AM increased by € 5 billion. Net outflows of € 6 billion, mainly from cash and equity products, and negative market effects of € 2 billion, were offset by increases of € 13 billion foreign currency movements.

2012 to 2011 Six Months Comparison

AWM reported net revenues of € 1.8 billion for the first half of 2012, a decrease of € 204 million, or 10%, compared to the first half of 2011. The majority of this decrease was attributable to revenues from other products, which declined by € 152 million (from € 206 million to € 54 million), or 74%, compared to the same period last year. Of this decline € 107 million, or 63%, was attributable to PWM as the first half of 2011 was significantly impacted by positive effects from the realignment of Sal. Oppenheim. The remaining decline of € 46 million was attributable to AM reflecting lower gains on sale of investments. Discretionary portfolio management/fund management revenues in AWM were down € 81 million, or 8%. The decline included € 73 million in AM and € 8 million in PWM. Both developments were driven by negative market impacts resulting in lower asset flows and lower performance fees. Advisory/brokerage revenues of € 403 million decreased by € 36 million, or 8 % compared to the first six months of 2011. This was mainly driven by lower client activity reflecting investor uncertainty. Revenues from credit products were up € 13 million, or 7%, to € 203 million, primarily due to higher lending volumes in Asia/Pacific and Americas. Deposits and payment services revenues of € 125 million increased by € 52 million, or 71%, due to the aforementioned launch of various product initiatives.

Provision for credit losses was € 14 million in the first half of 2012, a decrease of € 18 million compared to the same period last year, mainly driven by lower charges recorded at Sal. Oppenheim.

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Interim Report as of June 30, 2012	Operating and Financial Review

Noninterest expenses in the first half of 2012 were € 1.6 billion, an increase of € 54 million, or 4%. The increase was mainly driven by PWM and resulted from the aforementioned specific items recorded in the second quarter of 2012 as well as higher operating costs. Noninterest expenses in AM decreased slightly by € 2 million, with additional costs incurred as a result of the strategic review more than offset by lower operating costs.

In the first six months of 2012, AWM recorded income before income taxes of € 177 million, compared to € 417 million in the first half of 2011. The decrease of € 240 million included € 125 million in PWM and € 114 million in AM.

During the first half 2012, invested assets in AWM increased by € 18 billion to € 831 billion. In PWM, invested assets increased by € 15 billion to € 284 billion, driven by net inflows of € 8 billion, mainly in Germany, Asia/ Pacific and Sal. Oppenheim, market appreciation of € 5 billion and € 2 billion from foreign currency movements. Invested Assets in AM increased by € 3 billion to € 547 billion, including € 14 billion due to market appreciation and € 6 billion positive effects from foreign currency movements, partly offset by € 15 billion net outflows across various products.

Private & Business Clients Corporate Division (PBC)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues:

Discretionary portfolio management/fund management	53	69	(24)	106	142	(25)

Advisory/brokerage	181	234	(23)	438	524	(16)

Credit products	554	537	3	1,099	1,084	1

Deposits and payment services	523	532	(2)	1,073	1,051	2

Other products	1,114	1,191	(6)	2,210	2,834	(22)

Total net revenues	2,425	2,563	(5)	4,926	5,635	(13)

Provision for credit losses	243	320	(24)	437	639	(32)

Noninterest expenses	1,771	1,736	2	3,636	3,624	0

Noncontrolling interests	13	50	(75)	42	127	(67)

Income before income taxes	398	458	(13)	811	1,245	(35)

Breakdown of PBC by business

Advisory Banking Germany:

Net revenues	944	926	2	1,976	1,964	1

Provision for credit losses	59	83	(29)	64	133	(52)

Noninterest expenses	761	719	6	1,596	1,477	8

Income before income taxes	125	124	1	316	355	(11)

Advisory Banking International:

Net revenues	488	464	5	985	1,171	(16)

Provision for credit losses	77	55	41	141	118	19

Noninterest expenses	302	304	(1)	608	650	(6)

Income before income taxes	109	105	4	236	403	(41)

Consumer Banking Germany: [1]

Net revenues	993	1,173	(15)	1,965	2,500	(21)

Provision for credit losses	108	182	(41)	233	388	(40)

Noninterest expenses	708	712	(1)	1,431	1,497	(4)

Noncontrolling interests	13	50	(75)	42	127	(67)

Income before income taxes	165	229	(28)	259	487	(47)

[1]	Postbank (including purchase price allocation, noncontrolling interests and other transaction related components).

Deutsche Bank	Management Report	12
Interim Report as of June 30, 2012	Operating and Financial Review

2012 to 2011 Three Months Comparison

Net revenues in the second quarter 2012 were € 2.4 billion, down € 138 million, or 5%, compared to the second quarter 2011. The majority of this decline was attributable to lower revenues from other products, which decreased by € 77 million. This development reflected a € 181 million lower contribution of Postbank, mainly attributable to weaker revenues related to a reduced investment portfolio and lower effects from purchase price allocation. The low interest rate environment, as well as lower releases of loan loss allowances recorded prior to consolidation (which are shown as interest income) also contributed to this decrease. PBC’s revenues from other products in the prior year quarter were negatively affected by € 155 million impairments of Greek government bonds which partly offsets the aforementioned decrease. Advisory/brokerage revenues were down by € 53 million, or 23%, related to Advisory Banking Germany and International. Revenues from discretionary portfolio management/fund management decreased by € 17 million, or 24%, mainly in Advisory Banking Germany. Both product categories were impacted by deteriorating market conditions in the second quarter 2012 which reinforced the ongoing reluctance of retail clients to invest. Revenues from deposits and payment services were € 523 million, down € 9 million, or 2%, compared to the second quarter 2011, mainly driven by lower margins in both Advisory Banking units, offsetting higher volumes. Credit products revenues were up by € 17 million, or 3%, compared to the second quarter 2011, driven by higher loan volumes, especially mortgages in Advisory Banking Germany.

Provision for credit losses was € 243 million in the second quarter 2012 versus € 320 million in the prior year quarter, of which € 108 million in the second quarter 2012 and € 182 million in the second quarter 2011, related to Postbank. The decrease of € 75 million in Postbank was mainly attributable to releases of loan loss allowances recorded within the Retail Portfolio after consolidation. In the current quarter, releases of loan loss allowances recorded prior to consolidation were € 18 million (versus € 82 million in the second quarter 2011) and are reported as net interest income. Excluding Postbank, provisions for credit losses decreased by € 2 million, compared to the same quarter last year.

Noninterest expenses were € 1.8 billion in the second quarter 2012, higher by € 35 million, or 2%, compared to the second quarter 2011. The increase included € 17 million related to Postbank, with higher integration costs more than offsetting lower operating costs. Excluding Postbank (and integration costs reflected in Advisory Banking Germany), noninterest expenses were up € 18 million, mainly resulting from higher general and administrative expenses.

Income before income taxes was € 398 million in the second quarter, a decrease of € 60 million, or 13%, compared to the second quarter 2011. This was mainly attributable to Consumer Banking Germany which decreased from € 229 million in the second quarter 2011 to € 165 million in the second quarter 2012. Income before income taxes in Advisory Banking Germany and Advisory Banking International was essentially unchanged to the second quarter 2011.

Invested assets were € 301 billion as of June 30, 2012, down € 7 billion compared to March 31, 2012. The decrease relates to € 4 billion of market depreciation and € 3 billion of net outflows.

PBC’s number of clients was 28.5 million, of which 14.0 million related to Postbank. PBC’s number of clients at June 30, 2012 was essentially unchanged from March 31, 2012.

Deutsche Bank	Management Report	13
Interim Report as of June 30, 2012	Operating and Financial Review

2012 to 2011 Six Months Comparison

Net revenues in the first half 2012 were € 4.9 billion, down € 709 million, or 13%, compared to the first half 2011. The majority of this decline was attributable to lower revenues from other products, which decreased by € 625 million. This development reflected Postbank’s contribution, which decreased by € 535 million, mainly attributable to weaker revenues related to a reduced investment portfolio and lower effects from purchase price allocation. The low interest rate environment, as well as lower releases of loan loss allowances recorded prior to consolidation (which are shown as interest income), also contributed to lower revenues. In addition, PBC’s revenues in the first half 2011 included a one-time positive impact of € 263 million related to our stake in Hua Xia Bank. Net revenues in the first six months 2011 were negatively affected by € 155 million of impairments on Greek government bonds, whereas the first half 2012 included net € 33 million of impairments. Advisory/ brokerage revenues were down by € 86 million, or 16%, related to Advisory Banking Germany and International. Revenues from discretionary portfolio management/fund management decreased by € 36 million, or 25%, mainly in Advisory Banking Germany. Both product categories were impacted by deteriorating market conditions which reinforced the ongoing reluctance of retail clients to invest. Credit products revenues increased slightly compared to the first half 2011, driven by higher loan volumes. Revenues from deposits and payment services were € 1.1 billion, up € 22 million, or 2%, compared to the first half 2011, mainly driven by an increase in sight deposit volumes in both Advisory Banking units.

Provision for credit losses was € 437 million in the first half of 2012 versus € 639 million in the first six months 2011, of which € 233 million in the first half 2012 and € 388 million in the first half 2011, related to Postbank. The decrease of € 156 million in Postbank was mainly attributable to releases of loan loss allowances recorded within the Retail Portfolio after consolidation. In the first half 2012, releases of loan loss allowances recorded prior to consolidation were € 54 million (versus € 200 million in the first six months 2011) and are reported as net interest income. Excluding Postbank, provisions for credit losses decreased by € 46 million compared to the first half of 2011. The decrease was primarily attributable to improved credit performance in consumer finance in Advisory Banking Germany. In addition, the decrease relates to a positive impact from the sale of non-performing loan portfolios of € 51 million, whereas the first half 2011 included a positive effect from portfolio sales of € 33 million.

Noninterest expenses were € 3.6 billion in the first six months 2012, essentially unchanged compared to the first half 2011. In Postbank, noninterest expenses decreased by € 37 million, mainly due to lower operating expenses and the non-recurrence of expenses related to efficiency measures recorded in the prior year. Excluding Postbank (and integration costs reflected in Advisory Banking Germany), noninterest expenses were up € 49 million, mainly related to a buyback offer for a specific closed-end fund in the first half 2012.

Income before income taxes was € 811 million in the first six months 2012, a decrease of € 434 million, or 35%, compared to the first half 2011. Advisory Banking International recorded an income before income taxes of € 236 million in the current year compared to € 403 million in the prior year which included the aforementioned positive impact related to our stake in Hua Xia Bank. Income before income taxes in Advisory Banking Germany was € 316 million in the current year and € 355 million in the prior year. In Consumer Banking Germany income before income taxes was € 259 million and € 487 million, respectively.

Invested assets were € 301 billion as of June 30, 2012, down € 2 billion compared to December 31, 2011. The decrease was driven by € 4 billion related to net outflows, partly offset by € 2 billion of market appreciation.

PBC’s number of clients was 28.5 million, of which 14.0 million related to Postbank. PBC’s number of clients at June 30, 2012 was essentially unchanged from December 31, 2011.

Deutsche Bank	Management Report	14
Interim Report as of June 30, 2012	Operating and Financial Review

Corporate Investments Group Division (CI)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues	262	194	35	266	374	(29)

Provision for credit losses	2	4	(43)	4	6	(27)

Noninterest expenses	330	329	0	642	673	(5)

Noncontrolling interests	(0)	(1)	(92)	(7)	(1)	N/M

Income (loss) before income taxes	(70)	(139)	(50)	(373)	(304)	23

N/M – Not meaningful

2012 to 2011 Three Months Comparison

Net revenues were € 262 million in the second quarter 2012, compared to € 194 million in the second quarter 2011. Revenues in CI mainly contain recurring revenues from BHF-BANK and our consolidated investments in The Cosmopolitan of Las Vegas and Maher Terminals. The increase in CI’s revenues of € 69 million was primarily driven by positive business developments within these consolidated investments.

Noninterest expenses were € 330 million in the second quarter 2012, essentially unchanged, compared to the same period of last year. Noninterest expenses mainly comprise the operating costs from BHF-BANK and our consolidated investments in The Cosmopolitan of Las Vegas and Maher Terminals.

CI recorded a loss before income taxes of € 70 million in the current quarter compared to a loss of € 139 mil-lion in the second quarter 2011.

2012 to 2011 Six Months Comparison

Net revenues were € 266 million in the first six months of 2012, compared to € 374 million in the first six months of 2011. The decrease was mainly related to an impairment charge of € 257 million on our exposure in Actavis in the first quarter 2012, partly offset by increased revenues resulting from positive business developments within our consolidated investments.

Noninterest expenses were € 642 million in the first half of 2012, compared to € 673 million in the same period of last year. This decrease was mainly related to a specific charge recorded in the first quarter 2011 that was related to the announced sale of the Group’s headquarters in Frankfurt am Main.

CI recorded a loss before income taxes of € 373 million in the first six months of 2012 and of € 304 million in the first half of 2011.

Consolidation & Adjustments (C&A)

	Three months ended			Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Change in %	Jun 30, 2012	Jun 30, 2011	Change in %
Net revenues	(55)	(56)	(1)	(437)	(532)	(18)

Provision for credit losses	0	(0)	N/M	0	(0)	N/M

Noninterest expenses	29	41	(29)	108	7	N/M

Noncontrolling interests	(15)	(54)	(72)	(45)	(142)	(69)

Income (loss) before income taxes	(69)	(43)	61	(501)	(396)	26

N/M – Not meaningful

Deutsche Bank	Management Report	15
Interim Report as of June 30, 2012	Operating and Financial Review

2012 to 2011 Three Months Comparison

Loss before income taxes in Consolidation & Adjustments (C&A) was € 69 million in the second quarter 2012, compared to € 43 million in the prior year. This development was predominantly attributable to negative effects from the hedging of net investments in certain foreign operations driven by increased forward interest rates of the hedged currencies, different accounting methods used for management reporting and IFRS as well as the reversal of noncontrolling interests. The latter are deducted from income before income taxes of the divisions and were mainly related to Postbank. Partly offsetting were positive effects from interest on taxes and an effect related to a refined first time application of the UK bank levy in 2011. The development of the credit spreads of certain of our own debt had no significant impact on the results in C&A in both periods.

2012 to 2011 Six Months Comparison

In C&A, loss before income taxes was € 501 million in the first half of 2012 compared to a loss of € 396 million in the first six months of 2011. The increase was primarily driven by a reduction in the reversal of noncontrolling interests, mainly related to Postbank, as well as the aforementioned effects from hedging of net investments in foreign operations. Partly offsetting was the aforementioned interest on taxes.

Financial Position

The table below shows information on the development of our financial position.

in € m.	Jun 30, 2012	Dec 31, 2011
Cash and due from banks	20,258	15,928

Interest-earning deposits with banks	145,152	162,000

Central bank funds sold, securities purchased under resale agreements and securities borrowed	80,130	57,110

Trading assets	247,848	240,924

Positive market values from derivative financial instruments	848,493	859,582

Financial assets designated at fair value through profit or loss [1]	199,390	180,293

Loans	410,219	412,514

Brokerage and securities related receivables	170,070	122,810

Remaining assets	119,614	112,942

Total assets	2,241,174	2,164,103

Deposits	605,414	601,730

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	83,390	43,401

Trading liabilities	66,809	63,886

Negative market values from derivative financial instruments	829,275	838,817

Financial liabilities designated at fair value through profit or loss [2]	114,337	118,318

Other short-term borrowings	63,532	65,356

Long-term debt	159,755	163,416

Brokerage and securities related payables	190,086	139,733

Remaining liabilities	72,218	74,786

Total liabilities	2,184,816	2,109,443

Total equity	56,358	54,660

[1]

Includes securities purchased under resale agreements designated at fair value through profit or loss of € 127,142 million and € 117,284 million and securities borrowed designated at fair value through profit or loss of € 38,173 million and € 27,261 million as of June 30, 2012 and December 31, 2011, respectively.

[2]	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 79,348 million and € 93,606 million as of June 30, 2012 and December 31, 2011, respectively.

Deutsche Bank	Management Report	16
Interim Report as of June 30, 2012	Operating and Financial Review

Movements in Assets

As of June 30, 2012, total assets were € 2,241 billion. The increase of € 77 billion, or 4%, compared to December 31, 2011, was primarily driven by higher brokerage and securities related receivables as well as central bank funds sold, securities purchased under resale agreements and securities borrowed. Foreign exchange movements, in particular between U.S. dollar and euro, contributed € 21 billion to the overall increase of our balance sheet in the first half 2012.

Brokerage and securities related receivables were up € 47 billion compared to December 31, 2011, as volumes increased over the course of the year from traditionally lower year-end levels. Central bank funds sold, securities purchased under resale agreements and securities borrowed were up by € 23 billion in the first half of the year 2012, reflecting increased flow business in comparison to low year-end levels. Also, within the financial assets designated at fair value through profit or loss category, securities purchased under resale agreements and securities borrowed were up by € 21 billion due to the same reason. In addition, trading assets increased by € 7 billion, mainly in debt securities. These increases were partially offset by reductions in interest-earning deposits with banks of € 17 billion as well as in positive market values from derivative financial instruments of € 11 billion, predominantly driven by decreasing yield curves, tightening of credit spreads and a stronger U.S. dollar against the euro.

Movements in Liabilities

Total liabilities were up by € 75 billion or 4 % to € 2,185 billion.

Brokerage and securities related payables were up € 50 billion compared to December 31, 2011. Central bank funds purchased, securities sold under repurchase agreements and securities loaned contributed another € 40 billion to the overall increase, whilst negative market values from derivative financial instruments were down by € 10 billion. These movements were principally driven by the same factors as for the corresponding asset positions, as discussed above.

Equity

As of June 30, 2012, total equity was € 56.4 billion, an increase of € 1.7 billion or 3%, compared to € 54.7 billion as of December 31, 2011. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 2.0 billion, unrealized net gains recognized in accumulated other comprehensive income of € 701 million and a positive effect of € 406 million related to our treasury shares which are deducted from equity, partly offset by cash dividends paid to Deutsche Bank shareholders of € 689 million and a decrease in noncontrolling interests of € 657 million. The increase in accumulated other comprehensive income was mainly a result of unrealized net gains on financial assets available for sale of € 370 million and positive effects from exchange rate changes of € 316 million. The decrease in noncontrolling interests was mainly driven by the exercise of Deutsche Post’s put option on Postbank’s shares in February 2012 and by the conclusion of a domination and profit and loss transfer agreement with Postbank in the second quarter 2012. For further details on the impact of the domination and profit and loss transfer agreement, please refer to the section “Other Financial Information” of this Interim Report.

Regulatory Capital

Starting December 31, 2011, the calculation of the Group’s regulatory capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”.

Tier 1 capital as of June 30, 2012 was € 50.6 billion, € 1.6 billion higher than at the end of 2011, resulting in a Tier 1 capital ratio of 13.6 % as of June 30, 2012, up from 12.9 % at December 31, 2011. Core Tier 1 Capital

Deutsche Bank	Management Report	17
Interim Report as of June 30, 2012	Operating and Financial Review

increased in the first six month 2012 by € 1.5 billion or 4.2% to € 37.8 billion, resulting in a Core Tier 1 capital ratio of 10.2% as of June 30, 2012, compared to 9.5% at the end of 2011.

The main driver of the increase in Tier 1 and Core Tier 1 capital was the first half year’s net income attributable to Deutsche Bank shareholders of € 2.0 billion, which was partially offset by our dividend accrual of € 349 million as well as effects from the conclusion of a domination and profit and loss transfer agreement with Postbank amounting to € 338 million. In addition to the increased capital basis the Tier 1- and Core Tier 1 capital ratios were positively impacted by reduced risk-weighted assets.

Risk-weighted assets were € 373 billion as of June 30, 2012, € 8.6 billion lower than at the end of 2011, largely reflecting reductions in credit risk and, to a lesser extent, market risk. Risk-weighted assets for credit risk decreased by € 6.7 billion primarily due to portfolio optimization as well as model and data enhancements. The decrease in credit risk was partly offset by exchange rate movements. Additionally risk-weighted assets for market risk decreased by € 3.1 billion primarily due to lower volatility and reduced trading book exposure. Risk-weighted assets for operational risk increased to € 51.8 billion as of June 30, 2012, compared to € 50.7 billion at year-end 2011, primarily due to the integration of BHF-BANK into our Advanced Measurement Approach (“AMA”) model in the first quarter 2012 as well as a model refinement in the second quarter 2012.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.

As of June 30, 2012 and December 31, 2011 the carrying value of reclassified assets was € 22.0 billion and € 22.9 billion, respectively, compared with a fair value of € 19.6 billion and € 20.2 billion as of June 30, 2012 and December 31, 2011, respectively. These assets are predominantly held in CB&S.

Please refer to the section “Amendments to IAS 39 and IFRS 7, Reclassification of Financial Assets” on page 63 for additional information on the impact of reclassification.

Update on Key Credit Market Exposures

The following is an update on the development of certain credit positions (including protection purchased from monoline insurers) of certain CB&S businesses on which we have previously provided additional risk disclosures. There have been no significant developments since December 31, 2011, with respect to our commercial paper holdings in Ocala or those mortgage related exposures described in our 2011 Financial Report – Management Report: Operating and Financial Review. Our gross exposure to U.S. subprime and Alt-A RMBS and CDO declined from € 2.4 billion at December 31, 2011 to € 2.2 billion at June 30, 2012. Net of hedges and other protection purchased, we had negative exposures to these positions (i.e. we would recognize a gain if all of the gross positions were to default and result in zero recovery, and if all of the hedges triggered were effective) of € 146 million at December 31, 2011 and € 207 million at June 30, 2012.

Deutsche Bank	Management Report	18
Interim Report as of June 30, 2012	Operating and Financial Review

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages [1,2]	Jun 30, 2012				Mar 31, 2012
in € m.	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]
AA Monolines: [4]
Other subprime	122	68	(18)	50	118	63	(17)	46
Alt-A	3,377	1,523	(293)	1,230	3,335	1,519	(255)	1,264

Total AA Monolines	3,499	1,591	(311)	1,280	3,453	1,582	(272)	1,310

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 49 million as of June 30, 2012 and € 48 million as of March 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2012 and March 31, 2012.

Other Monoline exposure [1,2]	Jun 30, 2012				Mar 31, 2012
in € m.	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]
AA Monolines:[4]
TPS-CLO	2,668	754	(157)	597	2,629	727	(180)	547
CMBS	1,135	15	(1)	14	1,082	11	(1)	10
Student loans	309	26	(5)	21	294	23	(4)	19
Other	938	301	(129)	172	901	255	(100)	155

Total AA Monolines	5,050	1,096	(292)	804	4,906	1,016	(285)	731

Non Investment Grade Monolines:[4]
TPS-CLO	522	194	(68)	126	514	179	(70)	109
CMBS	3,505	175	(32)	143	3,468	167	(26)	141
Corporate single name/Corporate CDO	19	1	–	1	1,008	2	–	2
Student loans	1,342	620	(190)	430	1,284	580	(168)	412
Other	1,089	202	(82)	120	1,054	165	(57)	108

Total Non Investment- Grade Monolines	6,477	1,192	(372)	820	7,328	1,093	(321)	772

Total	11,527	2,288	(664)	1,624	12,234	2,108	(605)	1,503

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 45 million as of June 30, 2012, and € 43 million as of March 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2012 and March 31, 2012.

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk, and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

Deutsche Bank	Management Report	19
Interim Report as of June 30, 2012	Operating and Financial Review

We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note 01 “Significant Accounting Policies” of our Financial Report 2011.

Total Assets in Consolidated SPEs

These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs.

Jun 30, 2012	Asset type
in € m.	Financial assets at fair value through profit or loss [1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	30	9,749	1	29	9,809

Group sponsored securitizations	2,151	404	1,126	2	(14)	3,669

Third party sponsored securitizations	1,047	–	491	14	154	1,706

Repackaging and investment products	4,659	970	145	810	367	6,951

Mutual funds[2]	4,823	–	–	2,103	111	7,037

Structured transactions	2,490	115	3,736	16	249	6,606

Operating entities	2,562	3,898	3,225	75	3,361	13,121

Other	174	273	541	86	670	1,744

Total	17,906	5,690	19,013	3,107	4,927	50,643

[1]	Fair value of derivative positions was € 629 million.
[2]	Increase predominantly due to cash inflows during the period.

Mar 31, 2012	Asset type
in € m.	Financial assets at fair value through profit or loss [1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	32	9,881	1	30	9,944

Group sponsored securitizations	2,120	441	1,157	3	46	3,767

Third party sponsored securitizations	1,891	–	487	13	143	2,534

Repackaging and investment products	4,429	1,012	196	882	371	6,890

Mutual funds	4,797	–	–	1,078	16	5,891

Structured transactions	2,421	118	3,748	22	350	6,659

Operating entities	2,292	3,816	3,158	75	3,269	12,610

Other	162	267	543	170	585	1,727

Total	18,112	5,686	19,170	2,244	4,810	50,022

[1]	Fair value of derivative positions was € 649 million.

Deutsche Bank	Management Report	20
Interim Report as of June 30, 2012	Management Board and Supervisory Board

Exposure to Nonconsolidated SPEs

This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs.

Maximum unfunded exposure remaining in € bn.	Jun 30, 2012	Mar 31, 2012
Category:

Group sponsored ABCP conduits	1.1	1.1

Third party ABCP conduits	1.9	1.9

Third party sponsored securitizations
U.S.	1.5	1.4
non-U.S.	1.4	1.3

Guaranteed mutual funds [1]	10.8	10.3

Real estate leasing funds	0.7	0.7

[1]	Increase due to cash inflows during the period.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management Board and Supervisory Board

Management Board

On March 16, 2012, the Supervisory Board appointed Dr. Stephan Leithner, Stuart Wilson Lewis and Henry Ritchotte members of the Management Board of Deutsche Bank AG effective June 1, 2012, until May 31, 2015.

Dr. Stephan Leithner, CEO Europe (excluding Germany and the United Kingdom), is responsible for Human Resources, Legal & Compliance and Government & Regulatory Affairs. As Chief Risk Officer (CRO), Stuart Wilson Lewis has responsibility for market, credit, and operational risk. Henry Ritchotte, Chief Operating Officer (COO), is responsible for Technology, Operations and Strategy.

With effect from the end of the Annual General Meeting on May 31, 2012, Dr. Josef Ackermann stepped down from the bank’s Management Board, as did Dr. Hugo Bänziger and Herrmann-Josef Lamberti at the end of the day on May 31, 2012.

Jürgen Fitschen and Anshuman Jain became Co-Chairmen of Deutsche Bank AG upon the conclusion of the Annual General Meeting on May 31, 2012.

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Interim Report as of June 30, 2012	Events after the Reporting Date

Supervisory Board

Dr. Clemens Börsig, Dr. Theo Siegert and Maurice Lévy resigned from the Supervisory Board of Deutsche Bank AG with the conclusion of the Annual General Meeting on May 31, 2012. Dr. Paul Achleitner, member of the Management Board of Allianz SE (until May 31, 2012), Peter Löscher, Chairman of the Management Board of Siemens AG, and Professor Dr. Klaus Rüdiger Trützschler, member of the Management Board of Haniel & Cie. GmbH (until April 30, 2012) were elected to the Supervisory Board of Deutsche Bank AG for a term of five years at the Annual General Meeting on May 31, 2012. Gerd Herzberg stepped down from his office as member of the Supervisory Board as per May 31, 2012. Effective June 1, 2012, he was replaced for the remainder of the term of office by Rudolf Stockem, elected substitute member by the employee representatives on May 8, 2008.

At its subsequent meeting, the Supervisory Board elected Dr. Paul Achleitner its Chairman.

Significant Transactions

Following the approval at the Annual General Meeting of Deutsche Postbank AG (“Postbank”) on June 5, 2012 and entry into the commercial register on June 20, 2012, a domination and profit and loss transfer agreement (“domination agreement”) between Postbank as dependent company and DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company came into force in the second quarter 2012.

According to the domination agreement, the minority shareholders of Postbank are entitled to receive either a cash settlement of € 25.18 per Postbank share tendered by August 20, 2012 or a compensation payment for each full fiscal year of currently € 1.66 (after corporate income taxes, before individual income taxes on the level of the shareholder) per Postbank share.

In concluding the domination agreement in the second quarter 2012, the Group commenced to now fully attribute Postbank’s results to Deutsche Bank shareholders.

For further details, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Date

In June 2012 we launched our strategy review and will provide details of the results in September. As an interim outcome of this ongoing process, we have identified cost savings that are outlined in the Outlook section of the Management Report.

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Interim Report as of June 30, 2012	Risk Report

Risk Report

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged, can be found in our Financial Report 2011.

Postbank conducts its own risk management activities under its own statutory responsibilities. We provide advisory services to Postbank with regard to specific risk management areas.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in the first six months of 2012 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting the Group’s strategic management initiatives. This approach is reflected across the different risk metrics summarized below.

Credit Risk

—	In our efforts to manage the ongoing volatile macroeconomic environment we have adhered to core credit principles of proactive and prudent risk management through maintenance of strong underwriting standards, active concentration risk management and risk mitigation strategies.
—	Despite concerns related to the European sovereign crisis, the relatively resilient German and US economies, a diversified and predominantly investment grade-rated portfolio and active de-risking of more vulnerable assets has allowed us to contain credit losses.
—	Our provision for credit losses in the first six months of 2012 was € 733 million versus € 837 million in the same period of 2011. The decrease is mainly attributable to Postbank, which contributed lower provision for credit losses amounting to € 233 million versus € 388 million in the first six months of 2011. Excluding Postbank, provision for credit losses in PCAM declined by € 64 million driven by a one-off effect from the sale of nonperforming loans in the first quarter of 2012 and robust performance in the German retail portfolio. The overall decrease in provision for credit losses in PCAM of € 220 million compared to the first half of 2011 was partly offset by a € 117 million increase in provision for credit losses in CIB. The provision for credit losses in CIB amounted to € 277 million in the first half of 2012, and was driven by several single name events in CIB.
—	Our net loans declined by 0.6 % or € 2.3 billion in the first six months 2012 mainly due to the reclassification of an exposure into assets held for sale. We continued to adhere to strict risk-return requirements.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 72 % at June 30, 2012, and remained stable compared to December 31, 2011, despite a challenging macro-economic environment.
—	Our credit risk profile as measured by economic capital usage for credit risk remained materially stable, increasing to € 13.1 billion as of June 30, 2012, compared to € 12.8 billion as of year-end 2011. The € 286 million increase mainly reflects the impact of regular parameter recalibrations and methodology changes.

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Interim Report as of June 30, 2012	Risk Report

Market Risk

—	Nontrading market risk economic capital usage totalled € 7.1 billion as of June 30, 2012, which is € 135 million, or 2%, below our economic capital usage at year-end 2011.
—	The economic capital usage for trading market risk totalled € 4.6 billion as of June 30, 2012, compared with € 4.7 billion at year-end 2011.
—	The average value-at-risk of our Corporate & Investment Bank Group Division was € 55.7 million during the first six months of 2012, compared to € 71.8 million for the full year 2011.

Operational Risk

—	The economic capital usage for operational risk increased to € 5.1 billion as of June 30, 2012, compared to € 4.8 billion at year-end 2011. A driver of the increase was a model refinement in the second quarter 2012.

Liquidity Risk

—	Liquidity reserves (excluding Postbank) exceeded € 200 billion as of June 30, 2012, which support a comfortable net liquidity position under stress.
—	Issuance activities (excluding Postbank) in the first six months 2012 amounted to € 10.5 billion as compared to a planned volume of € 15 billion for the full year 2012.
—	57 % of our overall funding came from the funding sources we categorize as the most stable including long-term issuance, retail and transaction banking deposits.

Capital Management

—	The Core Tier 1 capital ratio was 10.2 % as of June 30, 2012, above the European Banking Authority (EBA) threshold of 9%, and compared to 9.5 % at year-end 2011.
—	Risk-weighted assets decreased by € 8.6 billion to € 373 billion as of June 30, 2012, mainly driven by a € 6.7 billion decrease in risk-weighted assets from credit risk, primarily due to portfolio optimization as well as model and data enhancements.
—	The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 163 % as of June 30, 2012, compared to 159 % as of December 31, 2011.

Balance Sheet Management

—	As of June 30, 2012, our leverage ratio according to our target definition of 22 remained almost unchanged compared to year-end 2011, and below our leverage ratio target of 25.

Credit Exposure

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

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Interim Report as of June 30, 2012	Risk Report

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

	Jun 30, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	50,733	21,116	7,800	28,174	29,040	136,863

A	42,893	41,630	21,002	15,858	8,571	129,954

BBB	58,148	38,495	19,862	13,047	4,908	134,460

BB	51,025	23,468	12,517	7,273	2,007	96,290

B	19,200	9,986	5,981	3,027	236	38,430

CCC and below	15,615	1,996	1,889	1,342	240	21,082

Total	237,614	136,691	69,051	68,721	45,002	557,079

[1]  Includes impaired loans mainly in category CCC and below amounting to € 6.2 billion as of June 30, 2012.

[2]  Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of June 30, 2012.

[3]  Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	51,321	21,152	6,535	37,569	22,753	139,330

A	45,085	37,894	24,410	17,039	8,581	133,009

BBB	59,496	36,659	21,002	12,899	5,109	135,165

BB	50,236	21,067	13,986	7,478	2,303	95,070

B	17,650	9,152	6,051	3,007	263	36,123

CCC and below	18,148	2,071	1,669	1,632	371	23,891

Total	241,936	127,995	73,653	79,624	39,380	562,588

[1]  Includes impaired loans mainly in category CCC and below amounting to € 6.0 billion as of December 31, 2011.

[2]  Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.

[3]  Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease in our corporate credit exposure during the first six months of 2012 of € 5.5 billion or 1.0 % which primarily reflects decreases in OTC derivatives of € 10.9 billion, loans of € 4.3 billion and contingent liabilities of € 4.6 billion, partly offset by an increase in irrevocable lending commitments of € 8.7 billion and debt securities available for sale of € 5.6 billion, all predominantly in investment-grade rated exposures. Exposure reduction is mainly due to the reclassification of an exposure into assets held for sale and movements in foreign exchange rates.

Credit Risk Exposure to certain European Countries

Certain European countries are presented within the tables below due to their heightened sovereign default risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including large public debt levels, limited access to capital markets, high credit default swap spreads, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, high unemployment and the necessity to implement various austerity measures) and the fact that some of these countries have accepted “bailout” packages. We also monitor other European countries very closely given their associated exposures to these certain countries as well as to their recent rating downgrades although their observed risk factors currently do not warrant inclusion in this disclosure.

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Interim Report as of June 30, 2012	Risk Report

The following table provides our risk management view of the aggregate net credit risk exposure considering the domicile of the group parent, thereby reflecting the one obligor principle. These exposures consider derivative netting and are net of hedges and collateral. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities.

in € m.	Jun 30, 2012	Dec 31, 2011
Greece	580	840

Ireland	1,598	1,570

Italy	17,787	18,064

Portugal	1,116	1,733

Spain	12,227	12,750

Total	33,308	34,957

Net credit risk exposure is down €1.6 billion since year-end 2011 primarily driven by reductions in the Postbank portfolio related to financial institutions exposure in Italy, Portugal and Spain as well as in Greek government bonds mainly due to the participation in the Greek debt restructuring in March 2012.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporates and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, with the majority of Spanish financial institution exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain, where it is driven by our flow derivatives and market making activities.

In contrast to the above, for accounting purposes we aggregate credit risk exposure to counterparties with a country of domicile in, or in relation to credit default swaps underlying reference assets from, these European countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The table on the following page presents our gross position, the included amount of undrawn exposure and our net exposure to these European countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions, predominantly in relation to derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included within the specific contractual documentation.

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Interim Report as of June 30, 2012	Risk Report

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]
in € m.	Jun 30, 2012	Dec 31, 2011[1]	Jun 30, 2012	Dec 31, 2011	Jun 30, 2012	Dec 31, 2011	Jun 30, 2012	Dec 31, 2011	Jun 30, 2012	Dec 31, 2011	Jun 30, 2012	Dec 31, 2011
Greece
Gross	35	448	597	576	1,288	1,287	9	8	–	–	1,929	2,319
Undrawn	–	–	12	5	70	121	2	2	–	–	84	128
Net	35	448	112	105	184	324	2	2	–	–	333	879

Ireland
Gross	572	420	1,963	3,472	7,720	8,436	55	61	6,142[3]	6,484[3]	16,452	18,873
Undrawn	–	–	7	4	1,512	1,130	2	3	230[3]	340[3]	1,751	1,477
Net	338	181	1,385	1,755	6,033	6,593	8	9	4,771[3]	5,084[3]	12,535	13,622

Italy
Gross	2,581	1,811	5,413	5,198	8,654	9,449	20,366	19,842	338	373	37,352	36,673
Undrawn	1	2	829	637	3,214	3,581	255	308	–	–	4,299	4,528
Net	2,516	1,767	1,833	2,296	5,964	6,670	8,474	8,480	134	173	18,921	19,386

Portugal
Gross	250	165	623	880	1,613	1,502	2,435	2,415	46	36	4,967	4,998
Undrawn	–	–	68	33	142	130	34	30	–	–	244	193
Net	143	(45)	338	519	785	727	541	364	46	36	1,853	1,601

Spain
Gross	873	1,322	7,622	7,198	9,607	10,199	11,378	11,487	240	182	29,720	30,388
Undrawn	–	–	571	313	2,702	3,257	591	593	–	–	3,864	4,163
Net	873	1,318	4,494	5,740	6,413	7,152	1,946	2,018	166	93	13,892	16,321

Total gross	4,311	4,166	16,218	17,324	28,882	30,873	34,243	33,813	6,766	7,075	90,420	93,251
Total undrawn	1	2	1,487	992	7,640	8,219	884	936	230	340	10,242	10,489
Total net[4]	3,905	3,669	8,162	10,415	19,379	21,466	10,971	10,873	5,117	5,386	47,534	51,809

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2011. There are no other sovereign related impaired exposures included.
[2]	Approximately 60 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 325 million as of June 30; 2012 and € 240 million as of December 31, 2011.

Total net exposure to the above selected European countries decreased by € 4.3 billion in the first half of 2012 driven largely by reductions in exposure to Spain, primarily to financial institutions, but also to corporates and sovereigns, as well as reduced exposure to financial institutions in Ireland.

The table below provides an overview of our aggregate net credit risk exposure to counterparties with a country of domicile in, or in the case of credit default swaps, underlying reference assets from, these European countries, broken down by type of financial instrument. Exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). Loan exposures held at amortized cost are presented before and after deduction of allowance for loan losses.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Jun 30, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	149	132	24	25	105	105	391

Ireland	4,241	4,231	2,580	1,298	2,274	3,530	13,913

Italy	12,470	11,847	3,725	1,355	3,474	(2,531)	17,870

Portugal	1,213	1,182	303	172	522	476	2,655

Spain	7,059	6,610	2,931	3,082	826	1,195	14,644

Total	25,132	24,002	9,563	5,932	7,201	2,775	49,473

1	Primarily includes contingent liabilities and undrawn lending commitments.
2	Excludes equities and other equity interests.
3	After loan loss allowances.

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Interim Report as of June 30, 2012	Risk Report

The following table provides an overview of our credit derivative exposure with sovereign and non-sovereign underlying assets domiciled in these European countries. The table presents the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2011.

	Notional amounts			Jun 30, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,984	(2,042)	(58)	(20)

Ireland	10,482	(11,860)	(1,378)	62

Italy	63,085	(62,033)	1,052	114

Portugal	11,626	(12,426)	(800)	22

Spain	34,875	(35,628)	(753)	29

Total	122,052	(123,989)	(1,937)	207

Sovereign Credit Risk Exposure to certain European Countries

Following the October 26, 2011 Euro Summit Statement and the February 21, 2012 Eurogroup Statement, on February 24, 2012 the Greek government made an invitation to private sector holders of bonds issued or guaranteed by the Greek government to participate in a debt exchange offer and/or consent solicitations, referred to as the Private Sector Involvement (PSI). The bonds invited to participate in the PSI had an aggregate outstanding face amount of approximately € 206 billion. The debt exchange offer and consent solicitations were aimed at maximizing the PSI in the overall support package being offered to Greece, in conjunction with the support provided by the official sector (IMF, EU, ECB), thereby mitigating the likelihood of Greece defaulting on its obligations.

In March 2012, we participated in the exchange offer and consent solicitations with all our Greek Government Bonds (GGB) eligible in this respect. Under the PSI, GGB holders received in exchange for their GGBs (i) new bonds issued by the Greek government having a face amount equal to 31.5 % of the face amount of their exchanged bonds, (ii) European Financial Stability Facility (EFSF) notes with a maturity of two years or less having a face amount of 15 % of the face amount of their exchanged bonds and (iii) detachable securities linked to the Greece gross domestic product issued by the Greek government having a notional amount equal to the face amount of each holder’s new bonds. The Greek government also delivered short-term EFSF notes to discharge all unpaid interest accrued up to February 24, 2012 on exchanged bonds.

The bonds that we tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

The below sovereign information includes, in the figures as of June 30, 2012, the Greek government bonds received as part of the rescheduling.

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Interim Report as of June 30, 2012	Risk Report

The following table provides an overview of our sovereign credit risk exposure to certain European Countries.

	Jun 30, 2012				Dec 31, 2011
in € m.	Direct sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	35	–	35	–	433	15	448	(50)

Ireland	301	37	338	(20)	208	(27)	181	(21)

Italy	309	2,206	2,516	138	176	1,591	1,767	1

Portugal	250	(107)	143	11	116	(161)	(45)	16

Spain	871	3	873	(18)	1,026	292	1,318	(13)

Total	1,766	2,139	3,905	111	1,959	1,710	3,669	(67)

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The above shown amounts reflect a net “accounting view” of our sovereign exposure. With the exception of Greece and Spain, the increase compared to year-end 2011 mainly reflects market making activities as well as fair value changes from market price movements occurring within the first six months of 2012. The exposure decrease to Greece reflects our participation in the aforementioned debt exchange. The exposure reduction to Spain primarily reflects a lower contribution from the net notional of credit derivatives referencing sovereign debt.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of June 30, 2012, amounted to € 681 million for Italy and € 756 million for Spain and, as of December 31, 2011 amounted to € 546 million for Italy and € 752 million for Spain.

The following table provides an overview of the fair value of our sovereign credit risk exposure to certain European countries classified as financial assets at fair value through profit or loss.

	Jun 30, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	11	–	11	197	25	222

Ireland	(11)	47	35	(32)	7	(25)

Italy[2]	(3,740)	2,697	(1,043)	(3,325)	2,332	(993)

Portugal	31	181	212	81	4	85

Spain	(110)	30	(80)	52	28	80

Total	(3,819)	2,955	(865)	(3,027)	2,396	(631)

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

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The following table provides an overview of our sovereign credit risk exposure to certain European countries classified as financial assets available for sale.

	Jun 30, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Original carrying amount[1]	Accumulated impairment losses recognized in net income	Fair value of sovereign debt	Original carrying amount[1]	Accumulated impairment losses recognized in net income
Greece	25	53[2]	–[3]	211	494	(368)

Ireland	266	213	–	232	213	–

Italy	666	722	–	625	724	–

Portugal	38	46	–	31	46	–

Spain	182	194	–	193	194	–

Total	1,177	1,228	–	1,292	1,671	(368)

[1]	For positions acquired as part of the acquisition of Postbank on December 3, 2010, the original carrying amount reflects the fair value of those positions at that date.
[2]	For positions subject to the Greek debt rescheduling on March 12, 2012, the original carrying amount reflects the fair value at their initial recognition.
[3]

The accumulated impairment losses recognized in net income for Greece reflect impairment losses incurred on positions recognized since the Greek debt rescheduling on March 12, 2012. The accumulated impairment losses recognized in net income until the Greek debt rescheduling including effects from the derecognition of previously outstanding positions and the initial recognition of new positions amounted to € 389 million.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the annualized net provisions charged after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Jun 30, 2012	Dec 31, 2011	Jun 30, 2012	Dec 31, 2011	Jun 30, 2012	Dec 31, 2011
Consumer credit exposure Germany:	136,821	135,069	0.88%	0.95%	0.31%	0.49%
Consumer and small business financing	20,000	19,805	1.35%	1.88%	1.18%	1.55%
Mortgage lending	116,821	115,264	0.80%	0.79%	0.16%	0.31%

Consumer credit exposure outside Germany	40,157	39,672	4.15%	3.93%	0.61%	0.61%
Consumer and small business financing	13,814	13,878	7.98%	7.22%	1.44%	1.31%
Mortgage lending	26,343	25,794	2.14%	2.15%	0.17%	0.23%

Total consumer credit exposure[2]	176,978	174,741	1.62%	1.63%	0.38%	0.52%

[1]

Releases of allowances for credit losses established by consolidated entities prior to their consolidation are not included in the ratio until December 31, 2011 but recorded through net interest income (for detailed description see next section “Impairment Loss and Allowances for Loan Losses”). Taking such amounts into account, the net credit costs as a percentage of total exposure would have amounted to 0.42 % as of December 31, 2011. In 2012 releases of our consolidated entities are included in the net credit costs.

[2]	Includes impaired loans amounting to € 3.6 billion as of June 30, 2012 and € 3.4 billion as of December 31, 2011.

The volume of our total consumer credit exposure increased by € 2.2 billion, or 1.3%, from year-end 2011 to June 30, 2012. Postbank contributed a net exposure increase of € 348 million, mainly originated in Germany. The volume of our consumer credit exposure excluding Postbank rose by € 1.9 billion, or 1.9%, from year-end 2011 to June 30, 2012, mainly driven by our mortgage lending activities in Germany (up € 1.5 billion) and in Poland (up € 407 million).

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In total, the 90 days or more past due ratio remains nearly unchanged. The ratio in Germany declined in the first half of 2012 driven by a sale of nonperforming loans. The increase in the ratio in our consumer credit exposure outside Germany is due to changes in the charge-off criteria for certain portfolios in 2009, which increased the time until the respective loans are completely charged-off. Assuming no change in underlying credit performance, the effect of our changed charge-off practice will continue to increase the 90 days or more past due ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change in charge-off criteria.

The reduction of net credit costs as a percentage of total exposure was mainly driven by the aforementioned sale of nonperforming loans in Germany, but also without the sale net credit costs would have been reduced.

Impairment Loss and Allowance for Loan Losses

We consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our consolidated statement of income. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our consolidated statement of income.

As a result of consolidations we acquired certain loans for which a specific allowance had been established beforehand by the consolidated entity. Such loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. Loan loss allowances established for acquired loans prior to their consolidation, have not been consolidated into our stock of loan loss allowances. Instead, we have considered these loan loss allowances in determining the fair value representing the cost basis of the newly consolidated loans.

As long as our cash flow expectations regarding acquired loans have not deteriorated since acquisition, we do not consider them to be impaired loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in net interest income. Loan loss allowances established for acquired loans after consolidation, are included in our provision for credit losses and loan loss allowances. Deterioration in credit quality of the acquired loans at the acquired entity results in an impairment of the full loan from a Group consolidated perspective, but with an allowance for loan losses only established for the portion reflecting the incremental deterioration in credit quality. Improvements in credit quality or charge-offs of loans for which the allowances for loan losses were established prior to their consolidation do not offset the aforementioned increases.

Postbank’s methodology for establishing loan loss allowances is similar to that of the rest of the Group. Exceptions include the fact that Postbank executes direct charge-offs without first establishing a loan loss allowance and the fact that the loan loss allowances in its retail mortgage portfolio are assessed individually for loans being 180 days or more past due. In reflecting Postbank in our consolidated results, the effects of the aforementioned differences have been aligned to our policies for reporting purposes.

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Interim Report as of June 30, 2012	Risk Report

Impaired Loans

The following two tables show the breakdown of IFRS impaired loans by region and industry sector.

	Jun 30, 2012			Dec 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Germany	1,772	1,445	3,217	1,750	1,474	3,224

Western Europe (excluding Germany)	3,107	1,985	5,092	2,910	1,675	4,585

Eastern Europe	136	204	340	52	189	241

North America	938	3	941	999	75	1,074

Central and South America	18	–	18	40	0	40

Asia/Pacific	192	2	194	267	3	270

Africa	–	1	1	0	0	0

Other	1	–	1	–	0	0

Total	6,164	3,640	9,804	6,018	3,416	9,434

	Jun 30, 2012			Dec 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Banks and insurance	130	–	130	91	0	91

Fund management activities	490	1	491	917	0	917

Manufacturing	591	180	771	616	162	778

Wholesale and retail trade	290	163	453	324	138	462

Households	531	2,718	3,249	394	2,616	3,010

Commercial real estate activities	2,925	250	3,175	2,582	224	2,806

Public sector	8	–	8	–	0	0

Other	1,199	328	1,527	1,094	276	1,370

Total	6,164	3,640	9,804	6,018	3,416	9,434

Our total impaired loans were € 9.8 billion, an increase of € 370 million or 4 % during the first six months of 2012 due to a € 962 million gross increase of impaired loans as well as € 35 million as a result of exchange rate movements being partially offset by charge-offs amounting to € 627 million.

Individually assessed impaired loans increased by € 146 million or 2 % to € 6.2 billion, driven by gross increases of € 513 million as well as € 18 million from exchange rate movements which were partially offset by charge-offs of € 385 million. The overall increase was largely driven by provisions for credit losses required for loans and receivables reclassified in accordance with IAS 39.

Our collectively assessed impaired loans amounted to € 3.6 billion, reflecting an increase of € 224 million or 7%, driven by gross increases of € 449 million as well as € 17 million from exchange rate movements, being partially offset by € 242 million charge-offs.

In the first half of 2012 impaired loans recorded at Postbank increased from a Group perspective by € 147 million to € 2.2 billion. This constituted a smaller increase in impaired loans compared to the previous period, as the gross increase of impaired loans was partly offset by reductions due to improved creditworthiness of assets which had been impaired post-consolidation.

Impaired loans included € 1.8 billion of loans that had been reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded increases in impaired loans of € 288 million, driven by gross increases of € 332 million, largely in relation to commercial real estate activities, and exchange rate movements of € 17 million, being partially offset by charge-offs amounting to € 61 million.

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Interim Report as of June 30, 2012	Risk Report

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for loan losses	Six months ended Jun 30, 2012			Six months ended Jun 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296

Provision for loan losses	449	294	743	412	434	846

Net charge-offs	(365)	(135)	(500)	(350)	(195)	(545)
Charge-offs	(385)	(242)	(627)	(366)	(273)	(639)
Recoveries	20	107	127	16	78	94

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(32)	2	(30)	(71)	(35)	(106)

Balance, end of period	2,063	2,311	4,374	1,633	1,857	3,491

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance sheet positions	Six months ended Jun 30, 2012			Six months ended Jun 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	127	98	225	108	110	218

Provision for off-balance sheet positions	(12)	2	(10)	2	(11)	(9)

Usage	–	–	–	–	–	–

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	–	1	1	(1)	(6)	(7)

Balance, end of period	115	101	216	109	93	202

During the first six months of 2012, provision for credit losses was € 733 million, versus € 837 million in the first six months of 2011. In PCAM, provision for credit losses was € 451 million, versus € 671 million for the same period last year.

The Postbank provision for credit losses was down by € 156 million to € 233 million, from € 388 million in the first six months of 2011. In the reporting period, the Postbank provision for credit losses excluded releases of loan loss allowance recorded prior to consolidation amounting to € 54 million which are included in net interest income. When considering releases recorded as net interest income, Postbank provision for credit losses remained stable across the periods. Excluding Postbank, provisions for credit losses in PCAM amounted to € 219 million, a reduction of € 64 million compared to the same period last year, mainly driven by portfolio sales of non-performing loans in Germany and robust performance in the German retail portfolio compared to the same period last year.

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Interim Report as of June 30, 2012	Risk Report

In CIB, provisions for credit losses were € 277 million versus € 160 million in the first six months of 2011. The increase in CIB is due to impairment charges taken against clients domiciled in various regions and operating in various industry segments. This included € 154 million related to loans and receivables reclassified in accordance with IAS 39, versus € 100 million in the first six months of 2011, largely recorded for commercial real estate clients.

Market Risk of Trading Units excluding Postbank

The following table shows the value-at-risk of the trading units of the Corporate & Investment Bank Group Division calculated with a 99 % confidence level and a one-day holding period excluding the value-at-risk of Postbank which is currently not yet integrated into the value-at-risk of Deutsche Bank Group. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units excluding Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	55.7	71.8	(60.0)	(66.3)	56.1	70.8	14.4	20.5	26.7	32.5	18.6	14.2

Maximum[1]	76.2	94.3	(84.8)	(88.6)	70.3	109.0	24.2	37.6	43.4	64.9	24.8	24.3

Minimum[1]	43.0	44.9	(41.8)	(41.9)	46.8	45.6	11.0	12.7	13.8	14.3	9.1	7.0

Period-end[2]	54.6	50.0	(84.8)	(64.1)	57.1	53.8	15.2	13.6	43.4	25.7	23.7	21.0

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2012 and the full year 2011, respectively.
[2]	Amounts for 2012 as of June 30, 2012 and for 2011 as of December 31, 2011.

The average value-at-risk for the first six months of 2012 was € 55.7 million which was slightly higher than the average for the first quarter 2012 but considerably lower than the average for the whole of 2011 of € 71.8 million reflecting lower risk taking throughout the first six months 2012. The value-at-risk as of June 30, 2012 was € 54.6 million and has increased by € 4.6 million compared to December 30, 2011, with higher risk across all asset classes, particularly foreign exchange, largely offset by greater diversification across the portfolio.

During the first six months of 2012 our trading units achieved a positive actual income for 95 % of the trading days compared to 88 % in full year 2011.

New Basel 2.5 Regulatory Trading Market Risk Measures

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division.

Stressed Value-at-risk of Trading Units excluding Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	115.9	124.4	(103.5)	(109.4)	131.3	130.8	18.7	22.5	37.9	51.3	31.4	29.2

Maximum[1]	148.5	169.5	(151.7)	(152.3)	178.9	163.5	37.4	64.7	68.0	105.4	44.6	35.8

Minimum[1]	90.4	103.8	(74.9)	(77.8)	110.2	106.2	10.4	15.2	19.7	23.0	11.1	19.6

Period-end[2]	109.3	111.7	(151.7)	(114.5)	136.3	117.3	18.7	23.0	68.0	51.8	38.0	34.2

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2012 and October 1 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of June 30, 2012 and for 2011 as of December 31, 2011.

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Interim Report as of June 30, 2012	Risk Report

The following table shows the incremental risk charge (with a 99.9 % confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

Incremental Risk Charge of Trading Units excluding Postbank	Total		Global Finance and Foreign Exchange		Global Rates		Global Credit Trading		Emerging Markets - Debt		Other
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	742.3	758.0	105.8	48.0	347.3	318.6	133.0	302.7	150.4	90.0	5.8	(1.3)

Maximum[1]	853.4	846.3	196.9	83.8	487.1	358.4	231.3	423.3	212.3	140.9	13.7	2.2

Minimum[1]	680.0	697.1	52.9	6.5	266.5	284.7	77.9	221.9	60.6	23.9	0.3	(5.5)

Period-end[2]	715.4	738.0	52.9	83.8	366.6	292.7	97.2	222.0	193.9	140.9	4.8	(1.4)

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2012 and October 1 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of June 30, 2012 and for 2011 as of December 31, 2011.

The following table shows the comprehensive risk measure (with a 99.9 % confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

in € m.	2012	2011
Average[1]	760.7	937.9

Maximum[1]	884.2	1,007.5

Minimum[1]	647.0	848.3

Period-end[2]	822.2	855.7

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2012 and October 1 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of June 30, 2012 and figures for 2011 as of December 31, 2011.

As at June 30, 2012, the securitization positions and nth-to-default credit derivatives using the market risk standardized approach generated risk-weighted assets of € 6.4 billion and capital deduction items of € 2.0 billion. As of December 31, 2011, these positions amounted to € 5.0 billion and € 2.2 billion respectively.

As at June 30, 2012, the capital charge for longevity risk was € 14.0 million corresponding to risk-weighted assets of € 174 million. As of December 31, 2011, these positions amounted to € 32.1 million and € 401 million respectively.

Market Risk of Trading Book at Postbank

The following table shows the value-at-risk of Postbank’s trading book separately calculated with a 99 % confidence level and a one-day holding period.

Value-at-risk of Trading Book at Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	4.6	3.2	(0.2)	(0.2)	4.6	3.2	0.1	0.1	0.1	0.1	–	–

Maximum[1]	5.9	8.2	(0.0)	(0.0)	6.0	8.1	0.2	0.4	0.7	0.5	–	–

Minimum[1]	3.3	1.1	(0.8)	(0.8)	3.3	1.1	–	0.0	0.0	0.0	–	–

Period-end[2]	4.0	3.9	(0.4)	(0.0)	4.1	3.9	0.2	–	0.1	0.0	–	–

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2012 and the full year 2011, respectively.
[2]	Amounts for 2012 as of June 30, 2012 and for 2011 as of December 31, 2011.

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Interim Report as of June 30, 2012	Risk Report

Liquidity Risk

The following table shows the composition of our external funding sources as of June 30, 2012 and December 31, 2011, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources in € bn. (unless stated otherwise)	Jun 30, 2012		Dec 31, 2011
Capital Markets and Equity	214	18%	213	19%

Retail	283	24%	279	24%

Transaction Banking	175	15%	173	15%

Other Customers[1]	116	10%	110	10%

Discretionary Wholesale	122	10%	133	12%

Secured Funding and Shorts	240	21%	202	18%

Financing Vehicles[2]	25	2%	23	2%

Total external funding	1,175	100%	1,133	100%

[1]	Other includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 935 billion (€ 899 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 74 billion (€ 73 billion), and other non-funding liabilities € 57 billion (€ 59 billion) for June 30, 2012, and December 31, 2011 respectively.

The increase of secured funding and shorts by € 38 billion during the first six months of 2012 reflected increasing flow business in comparison to low year-end levels. The increase in other customers by € 6 billion during the first half of 2012 was driven by a higher amount of net cash margin received. The lower volume of discretionary wholesale funding (€ 11 billion less) at the end of the first half 2012 was in line with a lower cash position which the bank held over quarter-end.

Regular stress test analyses ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose the bank holds liquidity reserves which comprise available cash and cash equivalents, highly liquid securities as well as other unencumbered central bank eligible assets. As of June 30, 2012 the bank’s liquidity reserves exceeded € 200 billion. The volume of the liquidity reserves is a function of expected stress results. These reserves are held across major currencies and locations.

In 2012 we have modest refinancing needs of € 15 billion. As of June 30, 2012, we have already issued € 10.5 billion which include the issuance of Pfandbriefe amounting to € 1.1 billion. The average spread of our issuances during the first six months of the year over the relevant floating index (e.g. Libor) was 80 bps, with an average tenor of 4.7 years. We remain confident in our ability to raise private market funding through a variety of channels, thus avoiding dependence on any one market segment.

Capital Management

The 2011 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives.

During the period from the 2011 Annual General Meeting (May 26, 2011) until the 2012 Annual General Meeting (May 31, 2012), 42.3 million shares were purchased, thereof none via derivatives. 38.9 million of the shares purchased were used for equity compensation purposes and 3.4 million shares were used to increase our Treasury position for future equity compensation. 14.9 million shares were purchased from January 1, 2012 until May 31, 2012, none of which via derivatives. In addition, 13.9 million physically settled call options were purchased in the first half of 2012 to hedge existing equity compensation awards. These call options were purchased under the above mentioned authorization from the Annual General Meeting and have a remaining maturity of more than 18 months. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totalled 10.9 million.

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Interim Report as of June 30, 2012	Risk Report

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2016. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2011 Annual General Meeting. During the period from the 2012 Annual General Meeting until June 30, 2012, a total of 0.6 million shares were purchased, thereof none via derivatives. The number of shares held in Treasury from buybacks totalled 11.5 million as of June 30, 2012.

The 2012 Annual General Meeting further granted our management board the authority to conditionally increase the share capital through the issue of up to 90.0 million of new registered par value shares. The conditional capital increase serves to grant right to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2017.

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of June 30, 2012, amounted to € 12.8 billion compared to € 12.7 billion as of December 31, 2011. This increase was mainly due to foreign exchange effects on our U.S. dollar denominated hybrid Tier 1 capital. During the first six months of 2012 we neither raised nor redeemed any hybrid Tier 1 capital.

In the first six months of 2012, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). We used opportunities for selected buybacks of lower Tier 2 capital. Qualified subordinated liabilities as of June 30, 2012, amounted to € 8.3 billion compared to € 9.4 billion as of December 31, 2011. Profit participation rights amounted to € 1.1 billion and cumulative preferred securities amounted to € 292 million as of June 30, 2012.

Since the first quarter 2012, we use a changed methodology for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. Now, we derive our internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10%). As a result, the amount of capital allocated to the segments has increased.

Balance Sheet Management

We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources, we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this analysis, we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.

Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.

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Interim Report as of June 30, 2012	Risk Report

Leverage Ratio (Target Definition)

We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:

—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. We make the netting adjustments described above in calculating the target definition of the leverage ratio.
—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax, estimated assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our target definition of the leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our leverage ratio according to our target definition is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

The following table presents the adjustments made in calculating our leverage ratio according to the target definition.

Assets and equity in € bn.	Jun 30, 2012	Dec 31, 2011
Total assets (IFRS)	2,241	2,164

Adjustment for additional derivatives netting	(782)	(782)

Adjustment for additional pending settlements netting	(153)	(105)

Adjustment for additional reverse repo netting	(10)	(10)

Total assets (adjusted)	1,296	1,267

Total equity (IFRS)	56.4	54.7

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	3.8	4.5

Total equity (adjusted)	60.2	59.2

Leverage ratio based on total equity

According to IFRS	40	40

According to target definition	22	21

[1]	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (2.1) billion and € (2.4) billion at June 30, 2012 and at December 31, 2011, respectively.

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Interim Report as of June 30, 2012	Risk Report

As of June 30, 2012, on a consolidated basis our leverage ratio according to our target definition amounted to 22, remained almost unchanged compared to year-end 2011, and is well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 40 as of June 30, 2012, at the same level as at the end of 2011.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital usage by risk type in € m.	Jun 30, 2012	Dec 31, 2011
Credit risk	13,098	12,812

Market risk	11,756	12,003
Trading market risk	4,613	4,724
Nontrading market risk	7,143	7,278

Operational risk	5,093	4,846

Diversification benefit across credit, market and operational risk	(4,459)	(4,264)

Economic capital usage for credit, market and operational risk	25,488	25,397

Business risk	845	980

Total economic capital usage	26,333	26,377

As of June 30, 2012, our economic capital usage amounted to € 26.3 billion, which was marginally below the € 26.4 billion economic capital usage as of December 31, 2011. The materially unchanged overall economic capital usage included offsetting changes in economic capital usage across risk types. The economic capital usage for credit risk increased by € 286 million in the first six months of 2012, mainly due to the impact of regular parameter recalibrations and methodology changes. The economic capital usage for market risk decreased by € 247 million as a result of € 135 million lower non-trading market risk, driven by parameter recalibrations as well as a € 111 million lower economic capital usage for trading market risk mainly reflecting exposure reductions. The economic capital usage for operational risk increased to € 5.1 billion as of June 30, 2012, compared to € 4.8 billion at year-end 2011. A driver of the increase is a model refinement in the second quarter 2012.

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Interim Report as of June 30, 2012	Risk Report

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below.

in € m. (unless stated otherwise)	Jun 30, 2012	Dec 31, 2011
Capital Supply
Adjusted Active Book Equity[1]	55,586	52,818
Deferred Tax Assets	(8,042)	(8,737)
Fair Value Adjustments[2]	(2,839)	(3,323)
Dividend accruals	349	697
Noncontrolling interest[3]	–	694
Hybrid Tier 1 capital instruments	12,785	12,734
Tier 2 capital instruments[4]	11,660	12,044

Capital Supply	69,499	66,927

Capital Demand
Economic Capital Requirement	26,333	26,377
Intangibles	16,265	15,802

Capital Demand	42,598	42,179

Internal Capital Adequacy Ratio	163%	159%

[1]	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 163 % as of June 30, 2012, compared to 159 % as of December 31, 2011, as the increase in capital supply, driven by higher adjusted active book equity, and reduced deduction items developed in favor of the ratio. The adjusted book equity increase of € 2.8 billion mainly reflected net income increase and foreign currency translation effects. The decrease in the noncontrolling interest by € 694 million in the first six months of 2012 was due to the increase of the stake in Postbank and effects from the conclusion of the aforementioned domination and profit and loss transfer agreement with Postbank.

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Interim Report as of June 30, 2012	Outlook

Outlook

The Global Economy

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2011 that outlined our expectations for 2012 and 2013.

We expect world economic growth to slow down in light of further exacerbation of the European sovereign debt crisis, growing uncertainty as to how the U.S. will handle the automatic expiry of tax concessions combined with public spending cuts (fiscal cliff), and the long-term fiscal challenges, as well as the slowdown in the emerging markets. We lowered our forecast for global economic growth for 2012 from 3.5 % to 3.2 % compared to our forecast in the first quarter 2012. We have made a slightly sharper downward adjustment to our growth forecast for the eurozone, which will likely decline by 0.5%, whereas we expect the U.S. economic output to expand by just 2.3 % in 2012. In our previous forecast, we assumed a GDP decrease of 0.2 % for the eurozone and a growth of 2.7 % for the U.S. For Germany, we have slightly raised our forecast from 0.5 % to 0.8 % for 2012 in response to the relatively sharp quarter-on-quarter growth of 0.5 % in the first quarter of 2012. The most significant adjustment concerns the Asian emerging market economies. We now expect these to expand at a rate of 6.5%, which is 0.6 % lower compared to our previous forecast. For Japan, we have raised our growth forecast in 2012 by 0.3 % to 3.1 % in light of temporary effects following the redevelopment program.

The slowdown in the global economy led to a significant decline in oil prices compared with the first quarter and we have lowered our inflation forecast for the current year from 3.6 % to 3.4%. The anticipated rate of inflation is now well below the rate of 4.5 % seen in 2011. In Germany, we expect the inflation rate to be around 1.8 % this year, compared with 2.3 % in 2011.

For 2013, we expect a slight increase in global economic growth to 3.5 % partly driven by the recent decline in oil prices. However, this is well below the long-term trend growth of 4 % for the global economy and is 0.4 % less than our previous forecast. The European sovereign debt crisis and concerns about how the fiscal challenges in the U.S. will be managed are likely to provide ongoing uncertainty. This can be expected to have a negative impact on the emerging markets and developing countries due to the close integration of the financial and real economies. The tense situation in the Middle East continues to pose a risk to the global economy, especially uncertainty regarding Iran’s reaction to the oil embargo in place since July 1, 2012, and other sanctions imposed by the European Union and the U.S.

The Banking Industry

The banking industry’s performance in the further course of the year will depend especially on the macroeconomic development and potential progress in resolving the European debt crisis. In the U.S., it may become increasingly difficult to further improve bank profitability as revenue growth is likely to remain moderate and loan loss provisions have already fallen to low levels. In Europe, achieving a stabilization of the economy towards year-end will likely prove crucial. This could prevent a decline in lending volumes and also limit risk spreads in financial markets. At the same time, substantial downside risks persist in many countries in the eurozone. The banking sector itself may, among other things, focus further on raising capital ratios and, given continuing revenue pressure, implementing cost reduction programs.

Deutsche Bank	Management Report	41
Interim Report as of June 30, 2012	Outlook

In addition, banks have to face up to a number of decisive changes in regulatory requirements over the upcoming months. In this respect, the adoption of the new capital and liquidity regime of Basel 3 (targeted for 2013) is of particular importance. Meanwhile, the debate about the introduction of a financial transaction tax in certain EU countries and about possibly far-reaching structural changes in the European banking system continues, and it is largely unclear what concrete results this may finally yield. Furthermore, a growing burden for the banking industry is becoming apparent from legal disputes, which are partly due to a review of professional conduct in the years prior to and during the financial crisis and which negatively impact the sector’s perception by the public and policymakers.

The Deutsche Bank Group

The macroeconomic uncertainties such as concerns over Europe’s sovereign debt crisis and recovery in the U.S. as well as legal risks also affect Deutsche Bank. The current environment continues to result in significantly lower levels of client activity, both in investment banking as well as certain parts of our retail business and we expect this to continue in the second half of the year. We intend to continue to run lower levels of risk in light of this environment and reduce expenses, while remaining focused on serving our clients in the best possible way.

We remain committed to the universal banking model and to our four business segments. We will strengthen this emphasis in Asset and Wealth Management (AWM) by further integrating our existing Asset Management and Wealth Management businesses.

In June 2012 we launched our strategy review and will provide details of the results in September. As an interim outcome of this ongoing process, we have identified cost savings of approximately € 3 billion compared to our noninterest expenses run-rate for the first half of 2012. These savings are net of investments to support business growth, and there will be substantial cost to achieve these savings. In order to achieve these savings, we will make changes to our business and revenue model, scale back some business ambitions in certain regions and countries and we will implement a reengineering program aimed at achieving world-class operating performance with flexibility, quality and robust controls. Measures also include the completion of the already announced activities related to the integration of Postbank, which will contribute approximately € 500 million of savings to the € 3 billion. We continually calibrate the size of our platform to the market environment. As an immediate action, we are reducing headcount by approximately 1,900, thereof 1,500 in CB&S and related infrastructure areas. All these headcount reductions are predominantly outside of Germany. These measures are expected to contribute savings of approximately € 350 million to the overall € 3 billion.

We remain committed to managing our capital to comfortably comply with all regulatory thresholds even in stress scenarios. The strengthening of Core Tier 1 capital remains a priority of management. We expect that at the beginning of 2013 our Core Tier 1 ratio, on a Basel 3 phased in basis, will be approximately 9 % which is equivalent to 7.2 % on a fully loaded basis. By the end of the first quarter 2013 we have an ambition of a Basel 3 Core Tier 1 ratio of approximately 10 % on a phased in basis, equivalent to at least 8% on a fully loaded basis. This will be supported by additional measures to reduce risk and to build capital organically, including managing down legacy positions and taking decisive action on specific sub-performing assets.

Deutsche Bank	Management Report	42
Interim Report as of June 30, 2012	Outlook

The Business Segments

In Corporate Banking & Securities (CB&S), we expect the investment banking environment in the second half of 2012 to continue to be negatively impacted by ongoing macroeconomic concerns over Europe’s sovereign debt crisis, a potential lack of sustainability of the recovery of the U.S. economy and a potential slowdown of the growth in emerging markets. We expect that this uncertainty, which could continue into 2013, will hit activity levels and hence revenues from flow products in Sales & Trading, especially in the money markets, interest rate and credit trading and cash equities businesses. Corporate finance activity levels are also expected to be negatively impacted with Equity Capital Markets issuance likely to remain muted as long as macro uncertainty persists, despite a currently strong pipeline. While the M&A environment is generally attractive given low valuations and high cash levels, companies are likely to remain unwilling to commit to deals given the uncertain environment.

In Global Transaction Banking, low interest rate levels will likely continue to impact net interest income in the near- and medium-term. Additionally, the recently difficult market environment may continue to have an adverse impact on revenues. We expect these factors to be counterbalanced to some extent by the continued strong volumes of trade finance and cash management transactions.

In Asset and Wealth Management division (AWM), we expect the Asset Management business to be influenced by integration, platform re-engineering and cost efficiency efforts and externally by the developments in the equity markets. Equity markets improved and showed signs of stabilization throughout the first quarter, however, markets declined during the second quarter amid renewed economic concerns. The adoption and implementation of multiple new regulatory reforms continues to be a major challenge, especially where uncertainty of the impact exists. We announced on June 20, 2012, that we had concluded exclusive negotiations with Guggenheim Partners regarding a potential sale of the RREEF business without reaching a sale agreement, bringing an end to the strategic review of the global Asset Management businesses initiated in November 2011. For Private Wealth Management (PWM), we expect that ongoing difficult market conditions will result in continuing pressure on margins. Nevertheless, PWM’s strong market position, traditional high customer loyalty and comprehensive product portfolio are a prerequisite for the business outlook remaining positive.

The success of Private & Business Clients (PBC) is based on a solid business model: With the combination of advisory banking and consumer banking, PBC has built a leading position in its home market, Germany, accompanied by strong positions in other important European markets, and growth investments in key Asian countries. The increased interest in Postbank and the domination and profit and loss transfer agreement is expected to support the delivery of synergies in 2012 and especially in 2013. However, the overall macroeconomic outlook for 2012 and 2013 for countries in which Private & Business Clients operates is mixed. GDP growth in the home market Germany has a slightly positive outlook, while the GDP outlook for most of the European countries in which PBC is present is rather flat or slightly negative. Economic growth in Asia is slowing down. PBC continues to face uncertainties in its operating environment, as a significant decline in economic growth, which in return would result in higher unemployment rates, could lead to increasing credit loss provisions and lower business growth. The development of investment product markets and the respective revenues depend especially on further development of the European sovereign debt crisis. Additionally, the continued low interest rates might negatively affect revenues in PBC.

Deutsche Bank	Consolidated Financial Statements	45
Interim Report as of June 30, 2012	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Interest and similar income	9,236	9,839	17,612	18,207

Interest expense	5,342	5,347	9,525	9,548

Net interest income	3,894	4,492	8,087	8,659

Provision for credit losses	419	464	733	837

Net interest income after provision for credit losses	3,475	4,028	7,354	7,822

Commissions and fee income	2,799	3,047	5,649	6,128

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	959	710	3,358	3,362

Net gains (losses) on financial assets available for sale	100	(14)	53	401

Net income (loss) from equity method investments	57	68	(92)	36

Other income (loss)	213	237	159	428

Total noninterest income	4,128	4,048	9,127	10,355

Compensation and benefits	3,391	3,365	7,048	7,643

General and administrative expenses	3,256	2,857	6,440	5,594

Policyholder benefits and claims	(4)	76	145	141

Impairment of intangible assets	–	–	10	–

Restructuring activities	–	–	–	–

Total noninterest expenses	6,643	6,298	13,643	13,378

Income before income taxes	960	1,778	2,838	4,799

Income tax expense	299	545	775	1,436

Net income	661	1,233	2,063	3,363

Net income attributable to noncontrolling interests	11	35	32	103

Net income attributable to Deutsche Bank shareholders	650	1,198	2,031	3,260

Earnings per Common Share
	Three months ended		Six months ended
	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Earnings per common share:

Basic	€ 0.70	€ 1.28	€ 2.18	€ 3.47

Diluted	€ 0.68	€ 1.24	€ 2.12	€ 3.35

Number of shares in millions:

Denominator for basic earnings per share – weighted-average shares outstanding	933.4	936.9	931.4	938.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	954.6	967.7	957.6	974.3

Deutsche Bank	Consolidated Financial Statements	46
Interim Report as of June 30, 2012	Consolidated Statement of Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Net income recognized in the income statement	661	1,233	2,063	3,363

Other comprehensive income (loss)

Actuarial gains (losses) related to defined benefit plans, before tax[1,2]	180	92	(41)	116

Unrealized net gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	(142)	203	605	434
Net (gains) losses reclassified to profit or loss, before tax	(65)	37	8	(348)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	(50)	(29)	(3)	3
Net (gains) losses reclassified to profit or loss, before tax	11	1	23	1

Unrealized net gains (losses) on assets classified as held for sale, before tax	–	(6)	–	37

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	899	(354)	242	(1,175)
Net (gains) losses reclassified to profit or loss, before tax	–	–	(5)	–

Unrealized net gains (losses) from equity method investments	11	(17)	(6)	(74)

Tax on net gains (losses) in other comprehensive income	16	(36)	(10)	(179)

Other comprehensive income (loss), net of tax	860	(109)	813	(1,185)

Total comprehensive income, net of tax	1,521	1,124	2,876	2,178

Attributable to:
Noncontrolling interests	33	41	136	113
Deutsche Bank shareholders	1,488	1,083	2,740	2,065

[1]

In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Assumptions for the IFRS pension discount rate were refined. For details please refer to the Basis of Preparation.

Deutsche Bank	Consolidated Financial Statements	47
Interim Report as of June 30, 2012	Consolidated Statement of Income (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Jun 30, 2012	Dec 31, 2011
Cash and due from banks	20,258	15,928

Interest-earning deposits with banks	145,152	162,000

Central bank funds sold and securities purchased under resale agreements	48,614	25,773

Securities borrowed	31,516	31,337

Financial assets at fair value through profit or loss
Trading assets	247,848	240,924
Positive market values from derivative financial instruments	848,493	859,582
Financial assets designated at fair value through profit or loss	199,390	180,293

Total financial assets at fair value through profit or loss	1,295,731	1,280,799

Financial assets available for sale	50,861	45,281

Equity method investments	3,600	3,759

Loans	410,219	412,514

Property and equipment	5,163	5,509

Goodwill and other intangible assets	16,265	15,802

Other assets	203,834	154,794

Income tax assets[1]	9,961	10,607

Total assets	2,241,174	2,164,103

Liabilities and Equity in € m.	Jun 30, 2012	Dec 31, 2011
Deposits	605,414	601,730

Central bank funds purchased and securities sold under repurchase agreements	77,294	35,311

Securities loaned	6,096	8,089

Financial liabilities at fair value through profit or loss
Trading liabilities	66,809	63,886
Negative market values from derivative financial instruments	829,275	838,817
Financial liabilities designated at fair value through profit or loss	114,337	118,318
Investment contract liabilities	7,333	7,426

Total financial liabilities at fair value through profit or loss	1,017,754	1,028,447

Other short-term borrowings	63,532	65,356

Other liabilities	236,400	187,816

Provisions	2,569	2,621

Income tax liabilities[1]	3,662	4,313

Long-term debt	159,755	163,416

Trust preferred securities	12,340	12,344

Obligation to purchase common shares	–	–

Total liabilities	2,184,816	2,109,443

Common shares, no par value, nominal value of € 2.56	2,380	2,380

Additional paid-in capital	23,593	23,695

Retained earnings	31,469	30,119

Common shares in treasury, at cost	(417)	(823)

Equity classified as obligation to purchase common shares	–	–

Accumulated other comprehensive income (loss), net of tax[2]	(1,280)	(1,981)

Total shareholders’ equity	55,745	53,390

Noncontrolling interests	613	1,270

Total equity	56,358	54,660

Total liabilities and equity	2,241,174	2,164,103

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	48
Interim Report as of June 30, 2012	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2010	2,380	23,515	25,975	(450)	–

Total comprehensive income, net of tax[2]	–	–	3,260	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(691)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax[3]	–	–	56	–	–

Net change in share awards in the reporting period	–	97	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	665	–

Tax benefits related to share-based compensation plans	–	12	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–

Option premiums and other effects from options on common shares	–	(64)	–	–	–

Purchases of treasury shares	–	–	–	(8,591)	–

Sale of treasury shares	–	–	–	7,599	–

Net gains (losses) on treasury shares sold	–	(1)	–	–	–

Other	–	145	–	–	–

Balance as of June 30, 2011	2,380	23,704	28,600	(777)	–

Balance as of December 31, 2011	2,380	23,695	30,119	(823)	–

Total comprehensive income, net of tax[2]	–	–	2,031	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(689)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax[3]	–	–	8	–	–

Net change in share awards in the reporting period	–	(437)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	938	–

Tax benefits related to share-based compensation plans	–	–	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(1)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	1

Option premiums and other effects from options on common shares	–	(64)	–	–	–

Purchases of treasury shares	–	–	–	(7,855)	–

Sale of treasury shares	–	–	–	7,323	–

Net gains (losses) on treasury shares sold	–	39	–	–	–

Other	–	360	–	–	–

Balance as of June 30, 2012	2,380	23,593	31,469	(417)	–

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
[3]	Assumptions for the IFRS pension discount rate were refined. For details please refer to the Basis of Preparation.

Deutsche Bank	Consolidated Financial Statements	49
Interim Report as of June 30, 2012	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax[2]	Total shareholders’ equity	Noncontrolling interests	Total equity
(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368

11	5	23	(1,215)	(75)	(1,251)	2,009	108	2,117

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(691)	–	(691)

–	–	–	–	–	–	56	5	61

–	–	–	–	–	–	97	–	97

–	–	–	–	–	–	665	–	665

–	–	–	–	–	–	12	–	12

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(64)	–	(64)

–	–	–	–	–	–	(8,591)	–	(8,591)

–	–	–	–	–	–	7,599	–	7,599

–	–	–	–	–	–	(1)	–	(1)

–	–	–	–	–	–	145	(39)	106

(102)	(174)	12	(3,548)	(40)	(3,852)	50,055	1,623	51,678

(617)	(226)	–	(1,166)	28	(1,981)	53,390	1,270	54,660

370	21	–	316	(6)	701	2,732	140	2,872

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(689)	(5)	(694)

–	–	–	–	–	–	8	(4)	4

–	–	–	–	–	–	(437)	–	(437)

–	–	–	–	–	–	938	–	938

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(1)	–	(1)

–	–	–	–	–	–	1	–	1

–	–	–	–	–	–	(64)	–	(64)

–	–	–	–	–	–	(7,855)	–	(7,855)

–	–	–	–	–	–	7,323	–	7,323

–	–	–	–	–	–	39	–	39

–	–	–	–	–	–	360	(788)	(428)

(247)	(205)	–	(850)	22	(1,280)	55,745	613	56,358

Deutsche Bank	Consolidated Financial Statements	50
Interim Report as of June 30, 2012	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011
Net income	2,063	3,363

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	733	837
Restructuring activities	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(258)	(626)
Deferred income taxes, net	442	572
Impairment, depreciation and other amortization, and accretion	1,613	1,453
Share of net income (loss) from equity method investments	(162)	(60)

Income adjusted for noncash charges, credits and other items	4,431	5,539

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	7,057	(11,483)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(23,079)	(2,642)
Financial assets designated at fair value through profit or loss	(19,535)	(13,243)
Loans	(1,479)	11,052
Other assets	(48,528)	(46,604)
Deposits	3,328	14,720
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(3,995)	(10,973)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	40,098	24,886
Other short-term borrowings	(1,674)	1,819
Other liabilities	50,097	48,054
Senior long-term debt[2]	(3,400)	(10,017)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(8,993)	(25,510)
Other, net	329	2,150

Net cash used in operating activities	(5,343)	(12,252)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	2,884	14,452
Maturities of financial assets available for sale	7,333	6,462
Sale of equity method investments	24	123
Sale of property and equipment	107	36
Purchase of:
Financial assets available for sale	(7,868)	(11,938)
Equity method investments	(3)	(653)
Property and equipment	(262)	(379)
Net cash received in business combinations/divestitures	95	226
Other, net	(400)	(318)

Net cash provided by investing activities	1,910	8,011

Cash flows from financing activities:
Issuances of subordinated long-term debt	12	6
Repayments and extinguishments of subordinated long-term debt	(349)	(168)
Issuances of trust preferred securities	8	29
Repayments and extinguishments of trust preferred securities	(38)	(73)
Purchases of treasury shares	(7,855)	(8,591)
Sale of treasury shares	7,339	7,615
Dividends paid to noncontrolling interests	(5)	(3)
Net change in noncontrolling interests	(76)	109
Cash dividends paid	(689)	(691)

Net cash used in financing activities	(1,653)	(1,767)

Net effect of exchange rate changes on cash and cash equivalents	(120)	(1,336)

Net decrease in cash and cash equivalents	(5,206)	(7,344)
Cash and cash equivalents at beginning of period	81,946	66,353
Cash and cash equivalents at end of period	76,740	59,009

Net cash provided by (used in) operating activities include

Income taxes paid, net	572	551

Interest paid	9,217	9,004

Interest and dividends received	17,930	17,873

Cash and cash equivalents comprise

Cash and due from banks	20,258	20,741

Interest-earning demand deposits with banks (not included: time deposits of € 88,670 million as of June 30, 2012, and € 53,804 million as of June 30, 2011)	56,482	38,268

Total	76,740	59,009

[1]

Included are senior long-term debt issuances of € 5,848 million and € 5,064 million and repayments and extinguishments of € 6,043 million and € 4,253 million through June 30, 2012 and June 30, 2011, respectively.

[2]	Included are issuances of € 15,093 million and € 19,940 million and repayments and extinguishments of € 20,259 million and € 25,765 million through June 30, 2012 and June 30, 2011, respectively.

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of June 30, 2012	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2011, for which the same accounting policies have been applied.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Since the second quarter 2011, the Group’s valuation approach for substantially all of its collateralized derivative contracts has moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group’s consolidated financial statements in the six months ended June 30, 2012.

In the first and the second quarter 2012, the Group has adjusted the discount rate assumption for its pension plans in Germany. Please refer to the section “Information on the Income Statement – Pensions and Other Post-employment Benefits” for further details.

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of June 30, 2012	Impact of Changes in Accounting Principles (unaudited)

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

Since January 1, 2012 no new accounting pronouncements which are relevant to the Group have been adopted.

New Accounting Pronouncements

The amendments to IAS 1, “Presentation of Financial Statements”, IAS 19, “Employee Benefits”, IAS 32, “Offsetting Financial Assets and Financial Liabilities”, IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities”, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities” (including amendments to the transition guidance for IFRS 10-12 issued in June 2012), IFRS 13, “Fair Value Measurement”, IFRS 9 and IFRS 9 R, “Financial Instruments” will be relevant to the Group but were not effective as of June 30, 2012 and therefore have not been applied in preparing these financial statements. IFRS 7, “Disclosures – Transfers of Financial Assets”, which requires annual disclosures for transfers of financial assets, became effective for the Group on January 1, 2012 but will only be applied in the 2012 year-end financial statements. While approved by the IASB, each of the standards – except for IAS 1, “Presentation of Financial Statements”, IAS 19, “Employee Benefits” and IFRS 7, “Disclosures – Transfers of Financial Assets” – have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of these new accounting pronouncements will have on its consolidated financial statements. The adoption of the amendments to IAS 1 and IFRS 7, “Disclosures – Transfers of Financial Assets” is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of June 30, 2012	Segment Information (unaudited)

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. During the first half of 2012, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Measurement of Segment Profit or Loss

The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. The Group reviewed its internal funding methodology as a reaction to the significant changes of funding costs during the sovereign debt crisis and in the first quarter 2012 adopted a refinement of internal funding rates used to more adequately reflect external funding cost and the benefit of liquidity provided by unsecured funding sources.

The net financial impact from the refinement on the business segments for the first half 2012 was as follows:

— GTB (€ 34 million), AWM (€ 24 million), PBC (€ 13 million), and CI (€ 2 million) received additional funding benefit.

— CB&S (€ 73 million) received additional funding cost.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of June 30, 2012	Segment Information (unaudited)

Allocation of Average Active Equity

In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology, economic capital as basis for allocation is substituted by risk-weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remained unchanged. The total amount allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10.0%). As a result, the amount of capital allocated to the segments has increased, predominantly in CIB. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2012 and June 30, 2011.

Three months ended Jun 30, 2012	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,526	972	4,499	891	2,425	3,316	262	(55)	8,022

Provision for credit losses	112	47	159	14 0	243	257	2	0	419

Total noninterest expenses	3,054	616	3,670	843	1,771	2,614	330	29	6,643

therein:
Policyholder benefits and claims	(4)	–	(4)	0	–	0	–	–	(4)
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Noncontrolling interests	3	–	3	(1)	13	12	(0)	(15)	–

Income (loss) before income taxes	357	309	666	35	398	433	(70)	(69)	960

Cost/income ratio	87%	63%	82%	95%	73%	79%	126%	N/M	83%

Assets[1]	1,790,315	91,205	1,861,218	60,217	346,034	406,226	23,412	10,602	2,241,174

Risk-weighted assets	221,664	25,670	247,334	15,655	95,222	110,877	11,660	2,764	372,635

Average active equity[2]	27,324	3,004	30,327	5,803	13,528	19,331	1,242	4,419	55,319

Pre-tax return on average active equity[3]	5%	41%	9%	2%	12%	9%	(23) %	N/M	7%

N/M – Not meaningful

[1]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[3]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 7%.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of June 30, 2012	Segment Information (unaudited)

Three months ended Jun 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,977	886	4,863	976	2,563	3,539	194	(56)	8,540

Provision for credit losses	96	31	127	13	320	333	4	(0)	464

Total noninterest expenses	2,907	549	3,455	737	1,736	2,473	329	41	6,298

therein:
Policyholder benefits and claims	77	–	77	0	–	0	–	–	76
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Noncontrolling interests	5	–	5	(1)	50	49	(1)	(54)	–

Income (loss) before income taxes	969	306	1,275	227	458	684	(139)	(43)	1,778

Cost/income ratio	73%	62%	71%	75%	68%	70%	N/M	N/M	74%

Assets (as of Dec 31, 2011)[1]	1,727,156	96,404	1,796,954	58,601	335,516	394,094	25,203	11,154	2,164,103

Risk-weighted assets (as of Dec 31, 2011)	228,711	26,986	255,698	16,344	95,472	111,816	11,848	1,884	381,246

Average active equity[2]	22,657	3,014	25,671	5,613	13,855	19,468	1,469	3,156	49,763

Pre-tax return on average active equity[3]	17%	41%	20%	16%	13%	14%	(38) %	N/M	14%

N/M – Not meaningful

[1]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[3]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 14%.

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of June 30, 2012	Segment Information (unaudited)

Six months ended Jun 30, 2012	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	8,746	1,939	10,685	1,774	4,926	6,700	266[1]	(437)	17,214

Provision for credit losses	196	81	277	14	437	451	4	0	733

Total noninterest expenses	6,466	1,209	7,675	1,582	3,636	5,218	642	108	13,643

therein:
Policyholder benefits and claims	145	–	145	0	–	0	–	–	145
Impairment of intangible assets	–	–	–	–	10	10	–	–	10
Restructuring activities	–	–	–	–	–	–	–	–	–

Noncontrolling interests	9	–	9	0	42	42	(7)	(45)	–

Income (loss) before income taxes	2,074	649	2,724	177	811	988	(373)	(501)	2,838

Cost/income ratio	74%	62%	72%	89%	74%	78%	N/M	N/M	79%

Assets[2]	1,790,315	91,205	1,861,218	60,217	346,034	406,226	23,412	10,602	2,241,174

Risk-weighted assets	221,664	25,670	247,334	15,655	95,222	110,877	11,660	2,764	372,635

Average active equity[3]	27,134	3,005	30,140	5,784	13,514	19,298	1,267	4,024	54,728

Pre-tax return on average active equity[4]	15%	43%	18%	6%	12%	10%	(59) %	N/M	10%

N/M – Not meaningful

[1]	Includes an impairment of € 257 million related to the exposure in Actavis.
[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[4]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 10%.

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of June 30, 2012	Segment Information (unaudited)

Six months ended Jun 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	9,820	1,739	11,559	1,978	5,635[1]	7,613	374	(532)	19,014

Provision for credit losses	108	52	160	32	639	671	6	(0)	837

Total noninterest expenses	6,440	1,107	7,546	1,528	3,624	5,152	673	7	13,378

therein:
Policyholder benefits and claims	142	–	142	0	–	0	–	–	141
Impairment of intangible assets	–	–	–	(0)	–	(0)	–	(0)	–
Restructuring activities	–	–	–	–	–	–	–	–	–

Noncontrolling interests	16	–	16	0	127	127	(1)	(142)	–

Income (loss) before income taxes	3,257	580	3,836	417	1,245	1,662	(304)	(396)	4,799

Cost/income ratio	66%	64%	65%	77%	64%	68%	180%	N/M	70%

Assets (as of Dec 31, 2011)[2]	1,727,156	96,404	1,796,954	58,601	335,516	394,094	25,203	11,154	2,164,103

Risk-weighted assets (as of Dec 31, 2011)	228,711	26,986	255,698	16,344	95,472	111,816	11,848	1,884	381,246

Average active equity[3]	23,009	3,053	26,063	5,733	13,820	19,552	1,424	2,311	49,349

Pre-tax return on average active equity[4]	28%	38%	29%	15%	18%	17%	(43) %	N/M	19%

N/M – Not meaningful

[1]

Includes € 236 million positive impact related to the stake in Hua Xia Bank for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It included a gross gain of € 263 million, which was in part reduced by anticipated cost components of € 26 million that did not materialize later in 2011. This positive impact is excluded from the Group’s target definition.

[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[4]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 19%.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

Loss before income taxes in Consolidation & Adjustments (C&A) was € 69 million in the second quarter 2012, compared to € 43 million in the prior year. This development was predominantly attributable to negative effects from the hedging of net investments in certain foreign operations driven by increased forward interest rates of the hedged currencies, different accounting methods used for management reporting and IFRS as well as the reversal of noncontrolling interests. The latter are deducted from income before income taxes of the divisions and were mainly related to Postbank. Partly offsetting were positive effects from interest on taxes and an effect related to a refined first time application of the UK bank levy in 2011. The development of the credit spreads of certain of the Group’s own debt had no significant impact on the results in C&A in both periods.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of June 30, 2012	Segment Information (unaudited)

In C&A, loss before income taxes was € 501 million in the first half of 2012 compared to a loss of € 396 million in the first six months of 2011. The increase was primarily driven by a reduced reversal of noncontrolling interests, mainly related to Postbank, as well as the aforementioned effects from hedging of net investments in foreign operations. Partly offsetting was the aforementioned interest on taxes.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three and six months ended June 30, 2012 and June 30, 2011, respectively.

	Corporate & Investment Bank
	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Sales & Trading (debt and other products)	2,177	2,348	5,567	6,039

Sales & Trading (equity)	546	555	1,272	1,499

Total Sales & Trading	2,723	2,904	6,839	7,538

Origination (debt)	284	318	662	696

Origination (equity)	89	244	227	425

Total Origination	372	562	889	1,121

Advisory	136	152	258	311

Loan products	303	284	606	737

Transaction services	972	886	1,939	1,739

Other products	(8)	75	154	114

Total[1]	4,499	4,863	10,685	11,559

[1]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Discretionary portfolio management/fund management	557	614	1,096	1,212

Advisory/brokerage	385	443	841	963

Credit products	655	633	1,302	1,274

Deposits and payment services	580	570	1,197	1,124

Other products[1]	1,138	1,280	2,264	3,040

Total[2]	3,316	3,539	6,700	7,613

[1]	Revenues from Other products include Postbank.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of June 30, 2012	Information on the Income Statement (unaudited)

Information on the Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities

at Fair Value through Profit or Loss by Group Division

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Net interest income	3,894	4,492	8,087	8,659

Trading income[1]	156	514	2,404	3,280

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	803	196	954	82

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	959	710	3,358	3,362

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,853	5,202	11,445	12,021

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	373	405	896	1,052
Sales & Trading (debt and other products)	1,950	2,121	5,193	5,601
Total Sales & Trading	2,322	2,526	6,089	6,653

Loan products[3]	142	19	196	265

Transaction services	419	438	881	845

Remaining products[4]	95	233	294	393

Total Corporate & Investment Bank	2,978	3,215	7,460	8,157

Private Clients and Asset Management	1,772	1,945	3,646	3,889

Corporate Investments	(4)	30	33	73

Consolidation & Adjustments	107	12	305	(98)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,853	5,202	11,445	12,021

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes € 7 million and € 53 million from securitization structures for the three months ended June 30, 2012 and June 30, 2011, respectively, and € 39 million and € (95) million for the six months ended June 30, 2012 and June 30, 2011. Fair value movements on related instruments of € 17 million and of € (130) million for the three months ended June 30, 2012 and June 30, 2011, respectively, and € (7) million and € 177 million for the six months ended June 30, 2012 and June 30, 2011 are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of June 30, 2012	Information on the Income Statement (unaudited)

Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Commissions and fees from fiduciary activities	843	939	1,659	1,774

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	835	1,028	1,703	2,146

Fees for other customer services	1,121	1,080	2,287	2,208

Total commissions and fee income	2,799	3,047	5,649	6,128

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Expenses for retirement benefit plans:
Current service cost	63	66	129	133
Interest cost	155	150	308	300
Expected return on plan assets	(144)	(132)	(287)	(265)
Past service cost (credit) recognized immediately	1	3	2	8

Total retirement benefit plans	75	87	152	176

Expenses for post-employment medical plans:
Current service cost	1	1	2	2
Interest cost	1	2	3	4
Past service cost (credit) recognized immediately	–	–	–	–

Total post-employment medical plans	2	3	5	6

Total expenses defined benefit plans	77	90	157	182

Total expenses for defined contribution plans	94	78	200	184

Total expenses for post-employment benefits	171	168	357	366

Employer contributions to mandatory German social security pension plan	56	59	118	116

The Group expects currently to contribute approximately € 125 million to the plan assets of its retirement benefit plans in 2012. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2012.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of June 30, 2012	Information on the Income Statement (unaudited)

For the Group’s most significant pension plans, the discount rate at each measurement date is set based on a high quality corporate bond yield curve approach. Such an approach reflects the actual timing and amount of the expected future benefit payments for the respective plans. Effective March 31, 2012 the Group decided to broaden the underlying bond universe relating to the discount rate applied in Germany by including high quality covered bonds. This recalibration resulted in an increase in the discount rate of 30 basis points and consequently to an actuarial gain of approximately € 308 million before tax in the first quarter 2012. Furthermore, effective June 30, 2012 and with respect to the determination of the same discount rate, the Group decided to refine the curve extrapolation by adjusting the underlying bonds. The purpose of this refinement was to stabilize the methodology. This resulted in an increase in the discount rate of 40 basis points and consequently to an actuarial gain of approximately € 395 million before tax in the second quarter 2012. The resultant discount rate applied to determine the defined benefit pension obligations in Germany as of June 30, 2012 is 4.6%.

General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
General and administrative expenses:

IT costs	626	540	1,214	1,101

Occupancy, furniture and equipment expenses	519	463	1,046	945

Professional service fees	471	387	873	757

Communication and data services	223	206	455	425

Travel and representation expenses	145	133	269	259

Payment and clearing services	176	124	307	249

Marketing expenses	97	107	182	201

Consolidated investments	191	158	367	319

Other expenses[1]	808	739	1,727	1,338

Total general and administrative expenses	3,256	2,857	6,440	5,594

1 Included within other expenses are litigation related expenses of € 256 million for the second quarter 2012 and of € 121 million for the second quarter 2011.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

Information on the Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2012	Dec 31, 2011
Trading assets:
Trading securities	220,567	214,087
Other trading assets[1]	27,281	26,837

Total trading assets	247,848	240,924

Positive market values from derivative financial instruments	848,493	859,582

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	127,142	117,284
Securities borrowed	38,173	27,261
Loans	22,721	24,220
Other financial assets designated at fair value through profit or loss	11,354	11,528

Total financial assets designated at fair value through profit or loss	199,390	180,293

Total financial assets at fair value through profit or loss	1,295,731	1,280,799

1 Includes traded loans of € 16,298 million and € 18,039 million as of June 30, 2012 and December 31, 2011, respectively.

in € m.	Jun 30, 2012	Dec 31, 2011
Trading liabilities:
Trading securities	62,523	60,005
Other trading liabilities	4,286	3,881

Total trading liabilities	66,809	63,886

Negative market values from derivative financial instruments	829,275	838,817

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	79,348	93,606
Loan commitments	959	1,192
Long-term debt	15,340	13,889
Other financial liabilities designated at fair value through profit or loss	18,690	9,631

Total financial liabilities designated at fair value through profit or loss	114,337	118,318

Investment contract liabilities[1]	7,333	7,426

Total financial liabilities at fair value through profit or loss	1,017,754	1,028,447

1 These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Jun 30, 2012	Dec 31, 2011
Debt securities	45,002	39,381

Equity securities	1,611	1,868

Other equity interests	1,002	1,116

Loans	3,246	2,916

Total financial assets available for sale	50,861	45,281

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

In March 2012, Deutsche Bank participated in the exchange offer and consent solicitations regarding the Greek debt rescheduling with all its Greek government bonds eligible in this respect. The bonds that Deutsche Bank tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

Debt securities included Greek government bonds resulting from the conversion with a fair value of € 25 million as of June 30, 2012. The fair value of its Greek government bonds as of December 31, 2011, i.e., before conversion, amounted at € 211 million.

More information on financial assets/liabilities related to certain European countries is included on page 28 of this report.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income (loss), ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

The following table shows carrying values and fair values as of June 30, 2012 and December 31, 2011 of the assets reclassified in 2008 and 2009.

	Jun 30, 2012		Dec 31, 2011
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitized assets[1]	6,366	5,225	6,733	5,501
Debt securities	831	801	859	823
Loans	7,674	6,934	7,754	7,117

Total trading assets reclassified to loans	14,871	12,960	15,346	13,441

Financial assets available for sale reclassified to loans:
Securitized assets[1]	5,783	5,148	6,220	5,359
Loans	1,353	1,483	1,337	1,427

Total financial assets available for sale reclassified to loans	7,136	6,631	7,557	6,786

Total financial assets reclassified to loans	22,007	19,591	22,903	20,227

1 Securitized assets consist of mortgage- and asset-backed securities.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. For the six months ended June 30, 2012 the Group sold reclassified assets with a carrying value of € 487 mil-lion. Of the sales that occurred in this period € 406 million were for assets that were previously classified as trading including € 237 million of mortgage-backed securities. Sales in this period resulted in net losses of € 27 million, of which € 22 million of net losses related to assets that were previously classified as trading. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

In addition to sales, the decrease in the carrying value of reclassified assets includes redemptions and maturities of € 227 million on assets previously classified as trading and € 395 million on assets previously classified as available for sale. Provisions for credit losses taken during the period were mostly against securitized assets formerly classified as available for sale.

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income (loss) if the reclassifications had not been made are shown in the table below.

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(268)	241	(82)	442

Impairment (losses) on the reclassified financial assets available for sale which were impaired	2	1	(3)	1

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	100	134	198	283

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Interest income	172	192	328	387

Provision for credit losses	(16)	(79)	(58)	(100)

Other income[1]	(6)	5	(19)	24

Income before income taxes on reclassified trading assets	150	118	251	311

Interest income	58	35	96	70

Provision for credit losses	(84)	–	(96)	–

Other income[1]	(1)	–	(3)	–

Income (loss) before income taxes on reclassified financial assets available for sale	(27)	35	(3)	70

1 Predominantly relates to losses from the sale of reclassified assets.

Financial Instruments carried at Fair Value

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These instruments include: highly liquid treasury securities and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These instruments include: many over-the-counter (OTC) derivatives; many investment-grade listed credit bonds; some credit default swaps (CDS); many collateralized debt obligations (CDO); and many less-liquid equities.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These instruments include: more complex OTC derivatives; distressed debt; highly structured bonds; illiquid asset-backed securities (ABS); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many commercial real-estate (CRE) loans; illiquid loans; and some municipal bonds.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in the table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2011.

	Jun 30, 2012			Dec 31, 2011
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	99,791	110,329	10,446	99,487	103,327	11,272
Positive market values from derivative financial instruments	13,748	815,883	18,862	15,947	822,009	21,626
Other trading assets	797	22,217	4,268	847	20,773	5,218
Financial assets designated at fair value through profit or loss	10,159	184,648	4,583	6,907	168,224	5,162
Financial assets available for sale	16,653	29,728	4,480	9,888[1]	31,098[1]	4,295
Other financial assets at fair value	–	6,787[2]	–	–	7,511[2]	–

Total financial assets held at fair value	141,148	1,169,592	42,639	133,076[1]	1,152,942[1]	47,573

Financial liabilities held at fair value:
Trading securities	41,260	21,114	149	35,033	24,625	347
Negative market values from derivative financial instruments	11,625	808,186	9,464	12,815	814,696	11,306
Other trading liabilities	59	4,227	–	22	3,845	14
Financial liabilities designated at fair value through profit or loss	31	112,637	1,669	116	116,198	2,004
Investment contract liabilities[4]	–	7,333	–	–	7,426	–
Other financial liabilities at fair value	–	4,695[2]	(198)[3]	–	4,159[2]	(250)[3]

Total financial liabilities held at fair value	52,975	958,192	11,084	47,986	970,949	13,421

[1]	Prior year numbers have been adjusted to correctly classify € 5,928 million financial assets available for sale which should have been included in Level 1 of the fair value hierarchy.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 40 “Insurance and Investment Contracts” of the Financial Report 2011 for more detail on these contracts

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

Total level 3 assets decreased by € 4.9 billion for the six months ended June 30, 2012. The decrease was mainly due to positive market values from derivative financial instruments. The main driver for the decrease were transfers from level 3 into level 2 of the fair value hierarchy due to increased observability of input parameters and mark-to-market movements.

Total level 3 liabilities decreased by € 2.3 billion for the six months ended June 30, 2012. The decrease was mainly due to negative market values from derivative financial instruments. The main driver for the decrease were transfers from level 3 into level 2 of the fair value hierarchy due to increased observability of input parameters.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy during the period.

Allowance for Credit Losses

Allowance for loan losses	Six months ended Jun 30, 2012			Six months ended Jun 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296

Provision for loan losses	449	294	743	412	434	846

Net charge-offs	(365)	(135)	(500)	(350)	(195)	(545)
Charge-offs	(385)	(242)	(627)	(366)	(273)	(639)
Recoveries	20	107	127	16	78	94

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(32)	2	(30)	(71)	(35)	(106)

Balance, end of period	2,063	2,311	4,374	1,633	1,857	3,491

Allowance for off-balance sheet positions	Six months ended Jun 30, 2012			Six months ended Jun 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	127	98	225	108	110	218

Provision for off-balance sheet positions	(12)	2	(10)	2	(11)	(9)

Usage	–	–	–	–	–	–

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	–	1	1	(1)	(6)	(7)

Balance, end of period	115	101	216	109	93	202

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of June 30, 2012	Information on the Balance Sheet (unaudited)

Other Assets and Other Liabilities

in € m.	Jun 30, 2012	Dec 31, 2011
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	69,116	63,772
Receivables from prime brokerage	7,614	9,652
Pending securities transactions past settlement date	6,774	3,479
Receivables from unsettled regular way trades	86,567	45,907

Total brokerage and securities related receivables	170,070	122,810

Accrued interest receivable	3,238	3,598

Assets held for sale	4,124	2,366

Other	26,401	26,020

Total other assets	203,834	154,794

in € m.	Jun 30, 2012	Dec 31, 2011
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	62,641	58,419
Payables from prime brokerage	33,215	32,255
Pending securities transactions past settlement date	3,955	2,823
Payables from unsettled regular way trades	90,275	46,236

Total brokerage and securities related payables	190,086	139,733

Accrued interest payable	4,009	3,665

Liabilities held for sale	–	1,669

Other	42,305	42,749

Total other liabilities	236,400	187,816

Long-Term Debt

in € m.	Jun 30, 2012	Dec 31, 2011
Senior debt:

Bonds and notes
Fixed rate	108,563	104,906
Floating rate	39,703	46,735

Subordinated debt:

Bonds and notes
Fixed rate	6,685	6,781
Floating rate	4,804	4,994

Total long-term debt	159,755	163,416

Shares Issued and Outstanding

in million	Jun 30, 2012	Dec 31, 2011
Shares issued	929.5	929.5

Shares in treasury	11.9	24.9

– thereof buyback	11.5	24.1

– thereof other	0.4	0.8

Shares outstanding	917.6	904.6

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Other Financial Information (unaudited)

Regulatory Capital

Starting December 31, 2011, the calculation of the Group’s capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m. (unless stated otherwise)	Jun 30, 2012	Dec 31, 2011
Credit risk	255,799	262,460

Market risk	65,004	68,091

Operational risk	51,832	50,695

Total risk-weighted assets	372,635	381,246

Core Tier 1 capital	37,833	36,313

Additional Tier 1 capital	12,785	12,734

Tier 1 capital	50,618	49,047

Tier 2 capital	5,406	6,179

Tier 3 capital	–	–

Total regulatory capital	56,024	55,226

Core Tier 1 capital ratio	10.2%	9.5%

Tier 1 capital ratio	13.6%	12.9%

Total capital ratio	15.0%	14.5%

The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m.	Jun 30, 2012	Dec 31, 2011
Tier 1 capital:

Core Tier 1 capital:

Common shares	2,380	2,380

Additional paid-in capital	23,593	23,695

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	30,815	29,400

Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,551)	(14,459)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG:
Deductible investments in banking, financial and insurance entities	(1,434)	(1,332)
Securitization positions not included in risk-weighted assets	(2,493)	(2,863)
Excess of expected losses over risk provisions	(477)	(508)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(4,404)	(4,703)

Core Tier 1 capital	37,833	36,313

Additional Tier 1 capital:

Noncumulative trust preferred securities[1]	12,785	12,734

Additional Tier 1 capital	12,785	12,734

Total Tier 1 capital	50,618	49,047

Tier 2 capital:

Unrealized gains on listed securities (45 % eligible)	65	70

Profit participation rights	1,150	1,150

Cumulative trust preferred securities	292	294

Qualified subordinated liabilities	8,303	9,368

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(4,404)	(4,703)

Total Tier 2 capital	5,406	6,179

1 Included € 20 million silent participations both as of June 30, 2012 and as of December 31, 2011.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of June 30, 2012, the transitional item amounted to € 274 million compared to € 319 million as of December 31, 2011. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 13.6 % and 15.1%, respectively, at the end of the second quarter compared to 12.9 % and 14.6 % on December 31, 2011.

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from obtained collateral.

in € m.	Jun 30, 2012	Dec 31, 2011
Irrevocable lending commitments	136,691	127,995

Contingent liabilities	69,051	73,653

Total	205,742	201,648

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group’s material contingent liabilities the possibility of which is more than remote relate to the legal and regulatory matters described below, some of which consist of a number of claims. In respect of certain of these matters provisions have also been taken. The provision, if any, or the estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has con-

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

cluded that such disclosure can be expected to seriously prejudice their outcome. Note 28 “Provisions” of the Group’s Financial Report 2011 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For the Group’s significant legal and regulatory matters where an estimate can be made, the Group currently estimates that, as of June 30, 2012, the aggregate future loss the possibility of which is more than remote is € 2.5 billion in excess of provisions for such matters.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. The appellate court has begun taking evidence and recommended that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties. Deutsche Bank holds the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated. Dr. Kirch passed away in July 2011. The death of Dr. Kirch has no impact on the proceedings. On March 1, 2012, after thorough review, Deutsche Bank did not accept an out-of-court settlement proposal.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in RMBS offerings. These cases include purported class action suits, actions by individual purchasers of securities, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the court dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs have appealed.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Asset Management Fund, Assured Guaranty Municipal Corporation, Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Franklin Bank S.S.B., Citizens National Bank and Strategica Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), John Hancock, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC., Sachsen Landesbank. Sealink Funding Ltd., Stichting Pensioenfonds ABP, The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

A number of other entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank.

On May 3, 2011, the United States Department of Justice (USDOJ) filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleged that Deutsche Bank AG, DB Structured Products, Inc., MortgageIT, Inc. and Deutsche Bank Securities Inc. (DBSI) submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S.$ 368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint sought recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the USDOJ sought over U.S.$ 1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint. Following a hearing on December 21, 2011, the court granted the USDOJ leave to file a second amended complaint. On May 10, 2012, Deutsche Bank settled this litigation with the USDOJ for U.S.$ 202.3 million.

On May 8, 2012, Deutsche Bank reached a settlement with Assured Guaranty Municipal Corporation regarding claims on certain RMBS issued and underwritten by Deutsche Bank that are covered by financial guaranty insurance provided by Assured. Pursuant to this settlement, Deutsche Bank made a payment of U.S.$ 166 million and agreed to participate in a loss share arrangement to cover a percentage of Assured’s future losses on certain RMBS issued by Deutsche Bank. All of Deutsche Bank’s currently expected payments pursuant to this settlement were provisioned in previous quarters. This settlement resolves two litigations with Assured relating to financial guaranty insurance and limits claims in a third litigation where all the underlying mortgage collateral was originated by Greenpoint Mortgage Funding, Inc. (a subsidiary of Capital One), which is required to indemnify Deutsche Bank.

Auction Rate Securities Litigation. Deutsche Bank AG and DBSI have been named as defendants in 21 actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate preferred securities and auction rate securities (together, “ARS”). Of those 21 actions, four are pending and seventeen have been resolved and dismissed with prejudice. Deutsche Bank AG and DBSI were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold ARS offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Trust Preferred Securities Litigation. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Defendants have moved for reconsideration of the portion of the decision denying the motion to dismiss. On September 20, 2011, plaintiffs filed a second amended complaint, which no longer includes claims based on the October 2006 issuance of securities.

Interbank Offered Rates Matters. Deutsche Bank AG has received various subpoenas and requests for information from certain regulators and governmental entities, including the U.K. Financial Services Authority, the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission, and the European Commission, in connection with setting interbank offered rates for various currencies. These inquiries relate to various periods between 2005 and 2011. Deutsche Bank is cooperating with these investigations. In addition, a number of civil actions, including putative class actions, have been filed in federal courts in the United States against Deutsche Bank AG, one of its affiliates and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they transacted in LIBOR-based financial instruments and that the defendants manipulated, through various means, the U.S. dollar LIBOR rate and prices of U.S. dollar LIBOR-based derivatives in various markets. The other action was filed in late April 2012 on behalf of certain parties who allege that they transacted in exchange-traded Euroyen futures and options contracts and that the defendants manipulated Yen LIBOR and Euroyen TIBOR rates and prices of Euroyen-based derivatives. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act and the antitrust laws. The U.S. Dollar LIBOR civil actions have been consolidated for pre-trial purposes in the United States District Court for the Southern District of New York. In late June 2012, defendants in the U.S. Dollar LIBOR-related actions filed motions to dismiss those actions.

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase demands exists, Deutsche Bank rejects them.

As of June 30, 2012, Deutsche Bank has approximately U.S.$ 2.6 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans and excluding demands rejected by Deutsche Bank). Against these outstanding demands, Deutsche Bank has established provisions that are not material and that Deutsche Bank believes to be adequate. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made but Deutsche Bank cannot reliably estimate their timing or amount. Deutsche Bank also cannot reliably estimate the extent to which demands that it has rejected will be reasserted and, if so, what its ultimate success rate against such demands will be. Mortgage repurchase demands that are asserted via legal proceedings against Deutsche Bank, whether following rejection by Deutsche Bank or otherwise, are classified under Operational/Litigation.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

As of June 30, 2012, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$ 2.5 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 41.5 billion of loans sold by Deutsche Bank as described above.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2012, were loans and commitments of € 8 million and deposits of € 14 million. As of December 31, 2011, there were loans and commitments of € 11 million and deposits of € 9 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

During 2010 and through the first quarter of 2011, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was closed the payor company was not included in the Group of consolidated companies.

For further details about key management changes in the current quarter, please refer to the section “Management Board and Supervisory Board”.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Loans

In the six months ended June 30, 2012, and in the year 2011 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and other related parties
in € m.	Jun 30, 2012	Dec 31, 2011
Loans outstanding, beginning of period	5,158	4,329

Loans issued during the period	249	1,211[1]

Loan repayments during the period	392	307

Changes in the group of consolidated companies	–	(13)

Exchange rate changes/other	(1)	(62)

Loans outstanding, end of period[2,3]	5,014	5,158

Other credit risk related transactions:

Allowance for loan losses	25	53

Provision for loan losses	42	22

Guarantees and commitments	255	262

[1]	The amount of loans issued during 2011 is mainly related to the restructuring of a loan transaction. Related interest income earned amounted to € 230 million.
[2]	Interest income earned from loans outstanding amounted up to € 93 million as of June 30, 2012.
[3]	Loans past due were € 6 million as of June 30, 2012, and nil as of December 31, 2011.

Deposits

In the six months ended June 30, 2012, and in the year 2011 deposits received from related parties developed as follows.

	Associated companies and other related parties
in € m.	Jun 30, 2012	Dec 31, 2011
Deposits, beginning of period	247	220

Deposits received during the period	186	258

Deposits repaid during the period	194	190

Changes in the group of consolidated companies	(2)	(41)

Exchange rate changes/other	1	0

Deposits, end of period	238	247

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 213 million as of June 30, 2012, and € 221 million as of December 31, 2011. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 10 million as of June 30, 2012, and € 19 million as of December 31, 2011.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2012, transactions with these plans were not material for the Group.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Significant Transactions

Conclusion of a Domination and Profit and Loss Transfer Agreement with Postbank in the Second Quarter 2012

Following the approval at the Annual General Meeting of Deutsche Postbank AG (“Postbank”) on June 5, 2012 and entry into the commercial register on June 20, 2012, a domination and profit and loss transfer agreement (“domination agreement”; according to Section 291 Aktiengesetz (“AktG”) – the German Stock Corporation Act) between Postbank as dependent company and DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company came into force in the second quarter 2012. The profit and loss transfer has retroactive effect as of January 1, 2012.

According to the domination agreement, the minority shareholders of Postbank are entitled to receive either a cash settlement pursuant to section 305 AktG of € 25.18 per Postbank share tendered by August 20, 2012 or a compensation payment pursuant to section 304 AktG for each full fiscal year of currently € 1.66 (after corporate income taxes, before individual income taxes on the level of the shareholder) per Postbank share.

In concluding the domination agreement in the second quarter 2012, Deutsche Bank derecognized from the Group’s total equity the noncontrolling interest in Postbank (€ 248 million) as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Correspondingly, the Group recorded a liability for the obligation to purchase shares under the cash settlement offer (€ 338 million), which also equals the net present value of the future compensation payments payable to the minority shareholders of Postbank. The liability has been recognized through derecognition of noncontrolling interests and a balancing entry in shareholders’ equity (additional paid-in capital). Accordingly, the Group commenced to now fully attribute Postbank’s results to Deutsche Bank shareholders. Starting from the date of entry into the commercial register and in revaluing the liability, the Group also accrued approximately € 1 million for the expected compensation payments as part of interest expense.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2012.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 4.1 billion as of June 30, 2012 (December 31, 2011: € 2.4 billion) and the disposal groups did not include any liabilities (December 31, 2011: € 1.7 billion).

As of April 25, 2012, the Group classified its exposure in Actavis within the Group Division Corporate Investments as held for sale. The disposal group mainly consists of € 4.0 billion loans and € 33 million equity method investments. All assets are expected to be sold in the fourth quarter 2012. As a result of the substantial progress towards an agreement for a third party to acquire Actavis, the Group recognized an impairment loss of € 257 million in the first quarter 2012 before classification as held for sale. In the second quarter 2012, the classification as held for sale did not result in any additional impairment loss.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of June 30, 2012	Other Financial Information (unaudited)

Within the Corporate Division Asset & Wealth Management, the group also classified a disposal group mainly consisting of real estate fund units as held for sale. All assets are expected to be sold within one year. The classification as held for sale led to an impairment of € 1 million, which was recognized in Other income in the second quarter of 2012.

As of June 30, 2012 and December 31, 2011, no unrealized net gains or losses relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact [1]	Date of the disposal
Corporate Investments	A building being held as property and equipment	None	Second quarter of 2012
Corporate Banking & Securities	A disposal group mainly including traded loans, mortgage servicing rights and financial guarantees	The classification as held for sale led to an impairment loss of € 22 million in 2011. In 2012, no additional impairment or reversal was recognized.	First quarter of 2012
Asset & Wealth Management	Several disposal groups and several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group	None	In 2012

1 Impairment losses and reversals are included in Other income.

Changes in Classification

Division	Changes in classification	Financial impact[1]	Date and reason for the changes in classification
Corporate Banking & Securities	An investment in an associate	The classification as held for sale led to an initial impairment loss of € 2 million in 2011 and, due to a changed fair value less cost to sell, to a reversal of that impairment of € 2 million in the first quarter 2012.	Second quarter of 2012, as despite attempts to sell there have not been any buyers.

1 Impairment losses and reversals are included in Other income.

Events after the Reporting Date

As a first outcome of the strategic review, the management board has identified in July cost reduction measures to achieve cost savings of approximately € 3 billion compared to the Group’s annualized run-rate for the first half of 2012. Completion of the measures in Postbank that have already been announced will contribute € 500 million of savings to the € 3 billion total. The Group will take immediate action to adjust its platform to the new environment by reducing its headcount by approximately 1,900 people, thereof 1,500 people in CB&S and related infrastructure areas, which will contribute € 350 million to the Group’s target. For further details please refer to the Outlook Section of the Management Report.

Deutsche Bank	Other Information (unaudited)	79
Interim Report as of June 30, 2012	Target Definitions

Other Information (unaudited)

Target Definitions

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.

The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.

Pre-Tax Return on Average Active Equity (Target Definition)

The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity. Both are defined below.

IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows:

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Income (loss) before income taxes (IBIT)	960	1,778	2,838	4,799

Less pre-tax noncontrolling interests	(15)	(54)	(44)	(142)

IBIT attributable to Deutsche Bank shareholders	945	1,724	2,794	4,656

Add (deduct):
Certain significant gains (net of related expenses)	–	–	–	(236)[1]
Certain significant charges	–	–	–	–

IBIT attributable to Deutsche Bank shareholders (target definition)	945	1,724	2,794	4,420

[1]

Positive impact of € 236 million related to the stake in Hua Xia Bank (PBC) for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It included a gross gain of € 263 million, which was in part reduced by anticipated cost components of € 26 million that did not materialize later in 2011.

Deutsche Bank	Other Information (unaudited)	80
Interim Report as of June 30, 2012	Target Definitions

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	Three months ended		Six months ended
in € m.	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Average shareholders’ equity	55,676	50,005	54,988	49,703

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	428	368	512	318
Average dividend accruals	(784)	(610)	(772)	(672)

Average active equity	55,319	49,763	54,728	49,349

[1]

The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (365) million and € (425) million for the three and six months ended June 30, 2012, respectively. For the three and six months ended June 30, 2011, the tax effect was € (314) million and € (341) million, respectively.

Pre-tax return on average active equity (target definition) is presented below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

	Three months ended		Six months ended
in %	Jun 30, 2012	Jun 30, 2011	Jun 30, 2012	Jun 30, 2011
Pre-tax return on average active equity (target definition)	6.8%	13.9%	10.2%	17.9%

Pre-tax return on average shareholders’ equity	6.8%	13.8%	10.2%	18.7%

Pre-tax return on average active equity	6.8%	13.9%	10.2%	18.9%

Leverage Ratio (Target Definition)

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated using a target definition for which adjustments are made to reported IFRS total assets and total equity. Such adjusted measures, which are non-GAAP financial measures, are described within this report in the section “Risk Report – Balance Sheet Management”.